Exhibit 99.1

(A free translation of the original in Portuguese)

Gerdau S.A.

Report of Independent Accountants
on Limited Reviews of Quarterly
Information (ITR)
March 31, 2006

(A free translation of the original in Portuguese)

Report of Independent Accountants

on Limited Reviews

To the Board of Directors and Shareholders

Gerdau S.A.

1                                         We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Gerdau S.A. and of Gerdau S.A. and its subsidiaries for the quarters ended March 31, 2006 and 2005. This information is the responsibility of the Company’s management. The review of the interim accounting information of the jointly-owned indirect subsidiaries Gallatin Steel Company and Aços Villares S.A. were conducted by other independent accountants and our report, insofar as it relates to the income derived therefrom, equivalent to 7.36% of the profit before taxes of Gerdau S.A. and 8.11% of the profit before taxes and minority interests of Gerdau S.A. and its subsidiaries for the quarter ended March 31, 2006 (March 31, 2005 – 7.4% and 6.7%, respectively), and to the assets proportionally consolidated as of that date, equivalent to 4.53% of the total consolidated assets (March 31, 2005 – 3.1%), is based solely on the review of these other accountants.

2                                         Our reviews were carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company and its subsidiaries with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Company and its subsidiaries.

3                                         Based on our limited reviews, and on the review of the other independent accountants, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

4                                         Our reviews were conducted with the purpose of issuing a report on the Quarterly Information (ITR) referred to in paragraph 1 taken as a whole. The statement of cash flows, presented to provide additional information on the Company and its subsidiaries, is not required as an integral part of the Quarterly Information (ITR). The statement of cash flows was submitted to the review procedures mentioned in paragraph 2, and, based on our reviews and on the review of other independent accountants, we are not aware of any material modifications that should be made for it to be fairly presented, in all material respects, in relation to the Quarterly Information (ITR), taken as a whole.

5                                         The Quarterly Information (ITR) also includes accounting information for the quarter ended December 31, 2005. We audited such information at the time it was prepared, in connection with the audit of the financial statements as of and for the year then ended, on which we issued an unqualified opinion dated February 21, 2006.

Rio de Janeiro, May 3, 2006.

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" RJ

Carlos Alberto de Sousa

Contador CRC 1RJ056561/O-0

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) Commercial, Industrial and other companies	Unaudited Corporate Legislation 3/31/2006

REGISTRATION WITH CVM DOES NOT IMPLY ANY APPROVAL OF THE COMPANY. THE ACCURACY OF THE INFORMATION IS THE RESPONSIBILITY OF COMPANY MANAGEMENT.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Registration Number (CNPJ)
00398-0	Gerdau S.A.	33.611.500/0001-19
4 - Register Inscription Number - NIRE
33300032266

01.02 - HEAD OFFICE

1 - FULL ADDRESS	2 - SUBURB OR DISTRICT
Av. João XXIII, 6777	Sta. Cruz
3 - ZIP CODE	4 - MUNICIPALITY		5 - STATE
23560-900	Rio de Janeiro		RJ
6 - AREA CODE	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
051	3323-2000	-	-
11- AREA CODE	12 - FAX	13 - FAX	14 - FAX
051	3323-2281	-	-
15 - E-MAIL
inform@gerdau.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 - NAME	2 - ADDRESS
Osvaldo Burgos Schirmer	Av. Farrapos, 1811
3 - SUBURB OR DISTRICT	4 - ZIP CODE	5 - MUNICIPALITY	6 - STATE
Floresta	90220-005	Porto Alegre	RS
6 - AREA CODE	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
051	3323-2000	-	-
11- AREA CODE	12 - FAX	13 - FAX	14 - FAX
051	3323-2281	-	-
15 - E-MAIL
inform@gerdau.com.br

01.04 - GENERAL INFORMATION / INDEPENDENT ACCOUNTANTS

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1-BEGINNING	2-END	3-NUMBER	4-BEGINNING	5-END	6-NUMBER	7-BEGINNING	8-END
1/1/2006	12/31/2006	1	1/1/2006	3/31/2006	4	10/1/2005	12/31/2005
9 - NAME OF INDEPENDENT ACCOUNTANTS						10 - CODE CVM
PricewaterhouseCoopers Auditores Independentes						00287-9
11 - NAME OF RESPONSIBLE ACCOUNTANT						12 - TAXPAYER ID NO. OF RESP. ACCOUNTANT
Carlos Alberto de Sousa						724.687.697-91

01.05 - CAPITAL COMPOSITION

NUMBER (THOUSANDS)	1 - CURRENT QUARTER 3/31/2006	2 - PRIOR QUARTER 12/31/2005	3 - SAME QUARTER PRIOR YEAR 3/31/2005
Subscribed Capital
1 - Common	154,405	154,405	102,936
2 - Preferred	390,657	390,657	193,772
3 - Total	445,062	445,062	296,708
Treasury Stock
4 - Common	0	0	0
5 - Preferred	1,909	3,046	1,573
6 - Total	1,909	3,046	1,573

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY
Commercial, Industrial and Other
2 - SITUATION
Operating
3 - SHARE CONTROL NATURE
Private National
4 - ACTIVITY CODE
134 - Administration and Investment Company
5 - MAIN ACTIVITY
Investment and administration
6 - CONSOLIDATION TYPE
Total
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS
Without exceptions

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1-ITEM	2- CNPJ	3-NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

		3 - DATE		5 - DATE OF	6 - TYPE OF	7 - AMOUNT
1- ITEM	2 - EVENT	APPROVED	4 - TYPE	PAYMENT	SHARE	PER SHARE
01	RCA	2/8/2006	Dividends	3/02/2006	ON	0.4200000000
02	RCA	2/8/2006	Dividends	3/02/2006	PN	0.4200000000
03	RCA	5/3/2005	Interest on capital	5/25/2006	ON	0.3000000000
04	RCA	5/3/2005	Interest on capital	5/25/2006	PN	0.3000000000

RCA - Board of Directors’ Meeting

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS DURING THE CURRENT YEAR

1- ITEM	2 - DATE OF	3 - SUBSCRIBED	4 - CHANGE	5 - NATURE	6 - NUMBER OF	7 - SHARE PRICE
	CHANGE	CAPITAL	AMOUNT	OF CHANGE	SHARES ISSUED	ON ISSUE DATE
		(Thousands of reais)	(Thousands of reais)		(Thousand)	(Reais)
01	4/11/2005	5,206,969	1,735,656	Revenue reserve	148,354	11.6994219600
02	4/12/2006	7,810,453	2,603,484	Revenue reserve	222,531	11.6994219900

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE	2 - SIGNATURE
16/5/2006

02.01 - Balance Sheet - Assets (R$ thousands)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2006	4 - 12/31/2005
1	Total assets	10,954,612	10,634,287
1.01	Current assets	970,087	1,535,800
1.01.01	Cash and banks	44	243
1.01.02	Credits	940,161	1,503,204
1.01.02.01	Trade accounts receivable	0	0
1.01.02.02	Dividends receivable	0	188,033
1.01.02.03	Tax credits	34,189	39,449
1.01.02.05	Financial investments	905,972	1,275,722
1.01.03	Inventories	0	0
1.01.03.01	Finished products	0	0
1.01.03.02	Work in process	0	0
1.01.03.03	Raw materials	0	0
1.01.03.04	Storeroom materials	0	0
1.01.03.05	Advances to suppliers	0	0
1.01.04	Other	29,882	32,353
1.01.04.01	Deferred income tax and social contribution on net income	0	0
1.01.04.02	Deferred expenses	29,720	31,378
1.01.04.03	Other accounts receivable	162	975
1.02	Long-term receivables	427,074	154,757
1.02.01	Sundry credits	0	0
1.02.02	Receivables from related companies	268,449	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	268,449	0
1.02.02.03	Other related companies	0	0
1.02.03	Other	158,625	154,757
1.02.03.01	Judicial deposits and other	20,270	29,151
1.02.03.02	Deferred income tax and social contribution on net income	37,719	33,878
1.02.03.03	Deferred expenses	0	0
1.02.03.04	Tax credits	81,783	81,783
1.02.03.05	Other accounts receivable	18,853	9,945
1.03	Permanent assets	9,557,451	8,943,730
1.03.01	Investments	9,557,081	8,943,730
1.03.01.01	In associated companies	0	0
1.03.01.02	In subsidiaries	9,552,264	8,938,915
1.03.01.03	Other	4,817	4,815
1.03.02	Fixed assets	370	0
1.03.02.01	Land, buildings and structures	0	0
1.03.02.02	Machinery, equipment and installations	0	0
1.03.02.03	Furniture and fixtures	0	0
1.03.02.04	Vehicles	0	0
1.03.02.05	Electronic data equipment/rights/licenses	370	0
1.03.02.06	Construction in progress	0	0
1.03.02.07	Forestation/reforestation	0	0
1.03.02.08	Accumulated depreciation	0	0
1.03.03	Deferred charges

02.02 - Balance Sheet - Liabilities and Shareholders’ Equity (R$ thousands)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2006	4 - 12/31/2006
2	Total liabilities and shareholders’ equity	10,954,612	10,634,287
2.01	Current liabilities	51,032	304,376
2.01.01	Loans and financing	7,071	7,270
2.01.02	Debentures	0	0
2.01.03	Suppliers	31	501
2.01.04	Taxes, charges and contributions	1,518	1,397
2.01.05	Dividends payable	645	186,137
2.01.06	Provisions	0	0
2.01.07	Payables to related companies	0	101,371
2.01.08	Other	41,767	7,700
2.01.08.01	Salaries payable	668	1,017
2.01.08.02	Other accounts payable	6,766	6,683
2.01.08.03	Deferred income tax and social contribution on net income	34,333	0
2.02	Long-term liabilities	2,172,113	2,287,725
2.02.01	Loans and financing	1,303,440	1,404,420
2.02.01.01	Local financing	0	0
2.02.01.02	Foreign financing	1,303,440	1,404,420
2.02.02	Debentures	771,874	786,506
2.02.03	Provisions	0	0
2.02.04	Payables to related companies	0	0
2.02.05	Other	96,799	96,799
2.02.05.01	Provision for contingencies	42,130	42,130
2.02.05.02	Deferred income tax and social contribution on net income	54,669	54,669
2.02.05.03	Other accounts payable	0	0
2.02.05.04	Benefits to employees	0	0
2.03	Deferred income	0	0
2.05	Shareholders’ equity	8,731,467	8,042,186
2.05.01	Paid-up capital	5,206,969	5,206,969
2.05.02	Capital reserves	376,794	376,684
2.05.02.01	Capital restatement	0	0
2.05.02.02	Investment incentives	342,910	342,910
2.05.02.03	Special reserve - Law 8200/91	21,487	21,487
2.05.02.04	Other	12,397	12,287
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies’ assets	0	0
2.05.04	Revenue reserves	2,467,689	2,458,533
2.05.04.01	Legal	465,063	465,063
2.05.04.02	Statutory	2,002,626	1,993,470
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other	0	0
2.05.05	Retained earnings/accumulated deficit	680,015	0

03.01 - Statement of Income (R$ thousands)

Code	Description	3 -1/1/2006 to 3/31/2006	4 - 1/1/2006 to 3/31/2006	5 - 1/1/2005 to 3/31/2005	6 - 1/1/2005 to 3/31/2005
3.01	Gross sales and/or service revenues	0	0	0	0
3.02	Deductions	0	0	0	0
3.02.01	Taxes on sales	0	0	0	0
3.02.02	Freights and discounts	0	0	0	0
3.03	Net sales and/or service revenues	0	0	0	0
3.04	Cost of sales and/or services rendered	0	0	0	0
3.05	Gross profit	0	0	0	0
3.06	Operating expenses/income	710,706	710,706	701,733	701,733
3.06.01	Selling expenses	0	0	0	0
3.06.02	General and administrative expenses	(7,751)	(7,751)	(5,733)	(5,733)
3.06.03	Financial	96,048	96,048	(31,704)	(31,704)
3.06.03.01	Financial income	53,774	53,774	960	960
3.06.03.02	Financial expenses	42,274	42,274	(32,664)	(32,664)
3.06.04	Other operating income	2,300	2,300	57,683	57,683
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in the earnings of subsidiary and associated companies	620,109	620,109	681,487	681,487
3.07	Operating profit	710,706	710,706	701,733	701,733
3.08	Non-operating results	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxes and profit sharing	710,706	710,706	701,733	701,733
3.10	Provision for income tax and social contribution on net income	0	0	(3,536)	(3,536)
3.11	Deferred income tax	(30,492)	(30,492)	(3,110)	(3,110)
3.12	Statutory profit sharing	(199)	(199)	(273)	(273)
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income for the period	680,015	680,015	694,814	694,814
	Number of shares (thousands), excluding treasury stock	443,153	443,153	295,135	295,135
	Net income per share	1.53449	1.53449	2.35422	2.35422
	Loss per share

04.01 — Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated

NOTE 1 — OPERATIONS

Gerdau S.A., which has its Head Office in the city of Rio de Janeiro, Brazil, is a holding company in the Gerdau Group, which is principally dedicated to the production of common and specialty steel rods and sale of general steel products (flat and long), in plants located in Brazil, Uruguay, Spain, Chile, Canada, Colombia, Argentina and the United States of America.

The Gerdau Group has an installed capacity of 18.6 million tons of crude steel per year, producing steel in electrical furnaces, from scrap and pig iron purchased, for the most part, in the region near each plant (mini-mill concept). Gerdau also operates plants which are capable of producing steel from iron ore (through blast furnaces and direct reduction) and has a unit used exclusively to produce special steels. It is the largest scrap recycling group in Latin America and is among the largest in the world.

The industrial sector is the most important market, including manufacturers of consumer goods such as vehicles and household and commercial equipment that basically use profiled steel in various available specifications. The next most important market is the civil construction sector, which demands a high volume of bars and wires for concrete. There are also numerous customers for nails, staples and wires, commonly used in the agribusiness sector.

NOTE 2 — PRESENTATION OF THE QUARTERLY INFORMATION

The Quarterly Information has been prepared and is presented in accordance with accounting practices adopted in Brazil, which are based on the provisions of Brazilian Corporate Law, together with the rules established by the Brazilian Securities Commission (CVM).

NOTE 3 — SIGNIFICANT ACCOUNTING PRACTICES

a)              Cash and cash equivalents — financial investments are recorded at cost plus income accrued up to the date of the Quarterly Information, applying the interest rates agreed with the financial institutions, and do not exceed market value;

b)              Trade Accounts Receivable — are stated at realizable values, and accounts receivable from foreign customers are adjusted based on the exchange rates effective at the date of the Quarterly Information. The provision for doubtful accounts is calculated based on a credit risk analysis, which includes the history of losses, the individual situation of each customer and of the economic group to which the customer belongs, the collateral and guarantees given and the legal advisors’ opinion, and is considered sufficient to cover any losses on realization;

c)              Inventories — are stated at the lower of market value and average production or purchase cost;

d)              Investments in subsidiary and associated companies — are recorded on the equity method of accounting. The equity in earnings or losses is recorded in an income statement account. Capital gains or losses resulting from changes in the percentage ownership in subsidiaries are recorded as non-operating income or expense.

e)              Fixed assets — are recorded at cost less depreciation. Depreciation is calculated on the straight-line basis at the rates stated in Note 11, which take into consideration the estimated useful lives of the assets. Interest on loans obtained to finance construction in progress is added to the cost of the constructions;

f)                Deferred charges — amortization is calculated on the straight-line basis at rates determined based on the production of the implemented projects in relation to their installed capacities;

g)             Loans and financing — are stated at the contract values plus the contracted charges, which include interest and monetary or foreign exchange variations. Swap contracts, which are linked to the loan agreements, are presented together with the related loans;

h)             Income tax and social contribution on net income — current and deferred income tax and social contribution on net income are calculated in conformity with current legislation;

i)                Post-employment benefits — the actuarial liabilities relating to the pension benefits and retirement plans and actuarial liabilities relating to the healthcare plan are recorded according to procedures established by the CVM Deliberation 317/00, based on actuarial calculations effected every year by an independent actuary, in accordance with the projected credit unit method, net of the assets that fund the plans, when applicable. Costs related to the increase of the present value of the liabilities, resulting from the service rendered by the employee, are recognized over the employees’ working lives.

The projected credit unit method considers each period of service as the generating factor of an additional unit of benefit, which are accumulated to calculate the total liabilities. Other actuarial assumptions are also used, such as estimates of the evolution of healthcare costs, biological and economic hypotheses and, also, the historical experience of costs incurred and the employee contributions.

j)                Other current and long-term assets and liabilities — are recorded at their realizable amounts (assets) and at their known or estimated amounts plus accrued charges and indexation adjustments (liabilities), when applicable;

k)            Related parties — loan agreements between Brazilian companies are restated by the weighted average interest rate for market funding. The agreements with foreign companies are restated by charges (LIBOR plus 3% p.a.) plus foreign exchange variations. Sales and purchases of inputs and products are made under terms and conditions similar to those with unrelated third parties;

l)                Determination of the results of operations — the results of operations are determined on the accrual basis of accounting;

m)          Use of estimates — the preparation of the Quarterly Information requires estimates to record certain assets, liabilities and other transactions. The Quarterly Information therefore includes various estimates related to the useful lives of fixed assets, provisions for contingent liabilities, for income taxes and other similar matters. Actual results may differ from those estimated;

n)             Environmental investments — expenses related to compliance with environmental regulations are considered as cost of production or capitalized when incurred;

o)              Translation of foreign currency balances — asset and liability balances of transactions in foreign currency are translated to local currency (R$) at the foreign exchange rate ruling at the date of the Quarterly Information. Income statement accounts are translated  at monthly average rates;

p)              Additional information to the Quarterly Information — the statement of cash flows, prepared in accordance with the Accounting Rule and Procedure — NPC 20 issued by the Institute of Independent Auditors of Brazil (IBRACON), is being presented in order to provide additional information.

NOTE 4 - CONSOLIDATED QUARTERLY INFORMATION

a)          The consolidated Quarterly Information at March 31, 2006 was prepared in accordance with accounting practices adopted in Brazil, based on the provisions of Corporate Law and the regulations issued by the Brazilian Securities Commission (CVM), and includes the Quarterly Information of Gerdau S.A. and its directly or indirectly controlled subsidiaries listed below:

	Percentage	Net	Ownership percentage
Consolidated company	consolidation	Assets	Total capital	Voting capital
Gerdau Ameristeel Corporation and subsidiaries (*)	100	3,534,099	66.78	66.78
Gerdau Internacional Empreendimentos Ltda. - Gerdau Group	100	3,318,155	100.00	100.00
Gerdau GTL Spain S.L.	100	3,551,248	100.00	100.00
Gerdau Açominas S.A.	100	3,317,178	89.35	89.36
Gerdau Aços Longos S.A.	100	2,840,871	89.35	89.36
Gerdau Steel Inc.	100	2,337,713	100.00	100.00
Gerdau América do Sul Participações S.A.	100	756,625	89.35	89.36
Axol S.A.	100	624,784	100.00	100.00
Gerdau Chile Inversiones Ltda.	100	615,038	99.99	99.99
Indústria Del Acero S.A. - Indac	100	609,681	99.98	99.98
Gerdau Comercial de Aços S.A.	100	544,287	89.35	89.36
Gerdau Aza S.A.	100	470,680	100.00	100.00
Gerdau Aços Especiais S.A.	100	469,060	89.35	89.36
Diaco S.A. and subsidiaries (**)	100	281,101	57.11	57.11
Seiva S.A. - Florestas e Indústrias	100	243,361	97.06	99.73
Itaguaí Com. Imp. e Exp. Ltda.	100	221,799	100.00	100.00
Aramac S.A.	100	278,479	100.00	100.00
GTL Equity Investments Corp.	100	268,193	100.00	100.00
Sipar Aceros S.A.	100	85,283	89.50	88.87
Sipar Gerdau Inversiones S.A.	100	83,255	83.77	83.77
Margusa - Maranhão Gusa S.A.	100	101,334	100.00	100.00
Gerdau Laisa S.A.	100	74,504	99.90	99.90
Açominas Com. Imp. Exp. S.A. - Açotrading	100	22,565	100.00	100.00
Salomon Sack S.A.	100	21,232	99.00	99.00
Gerdau Açominas Overseas Ltd.	100	17,452	100.00	100.00
Siderúrgica Del Pacífico S.A.	100	55,270	100.00	100.00
Distribuidora Matco S.A.	100	10,521	99.00	99.00
Armacero Industrial y Comercial S.A.	50	18,282	50.00	50.00
Aceros Cox Comercial S.A.	100	11,335	99.00	99.00
Siderco S.A.	100	9,591	100.00	100.00
Florestal Itacambira S.A.	100	6,614	100.00	100.00
GTL Financial Corp.	100	4,036	100.00	100.00
Gerdau Hungria Holdings Limited Liability Company	100	460,627	100.00	100.00
GTL Trade Finance Inc.	100	22	100.00	100.00
Corporación Sidenor S.A. (***)	40	660,135	40.00	40.00
Dona Francisca Energética S.A.	52	116,659	51.82	51.82

(*) Subsidiaries:
Gerdau Ameristeel MRM Special Sections Inc., Gerdau USA Inc., AmeriSteel Bright Bar Inc.,
Gerdau AmeriSteel US Inc., Gerdau Ameristeel Perth Amboy Inc., Gallatin Steel Company (50%)
and Gerdau Ameristeel Sayreville Inc.

(**) Subsidiaries:
Ferrer Ind. Corporation, Laminados Andinos S.A., Laminadora Diaco S.A., Aceros Figurados S.A. and Ferrofigurados Lasa S.A. (55%).

(***) Subsidiaries:
Sidenor Internacional S.L., Sidenor Industrial S.L., Acos Villares S.A. (58.44%), Forjanor S.L.

b)        The more significant accounting practices used in preparing the consolidated Quarterly Information are as follows:

I)           Gerdau S.A. and its subsidiaries adopt consistent accounting practices to record their transactions and value their assets and liabilities. The financial statements of foreign subsidiaries were adjusted to conform to accounting practices adopted in Brazil and assets and liabilities were translated using the exchange rates in effect at the date of the Quarterly Information and the income statement accounts were translated using the average quarterly exchange rate.

II)       Asset, liability and income statement balances arising from transactions between consolidated companies have been eliminated; and

III)   Holdings of minority shareholders in subsidiaries are shown separately.

c)         The following main transactions occurred during the quarter ended March 31, 2006:

I)           On January 10, 2006, the Gerdau Group concluded, together with two Spanish companies, the acquisition of all the shares of Corporación Sidenor, S.A. (Sidenor), located in Spain. The purchase contract was signed on November 15, 2005.

Gerdau Hungria Holdings Limited Liability Company has a 40% interest in the capital of Corporación Sidenor, S.A, while 40% belongs to Carpe Diem Salud SL (Carpe Diem), a company of the Santander Group, and 20% belongs to Bogey Holding Company Spain, S.L., a holding company of the Sidenor executives.

The acquisition value for the totality of the shares was € 443,820 thousand (equivalent to R$ 1,212,294 on the purchase date), plus a variable portion to be calculated in the future based on the realization of certain events. As a result of this acquisition, Gerdau recognized a goodwill in the amount of € 99,326 (R$ 271,309, on the purchase date), based on expected future profitability, and the goodwill will be amortized over an estimated period of 10 years.

Carpe Diem has the right to sell its investment in Sidenor to the Gerdau Group after a 5-year period (sale option), for an updated fixed price. When and if Carpe Diem exercises this option, Gerdau will have the right, if it considers this to be appropriate, to indicate a third party to purchase this investment.

The financial statements of the Corporación Sidenor, S.A. and its subsidiaries were included in the consolidated financial statements of the Gerdau Group (proportionally consolidated) in the quarter ended March 31, 2006.

II)       On February 10, 2006, Gerdau Ameristeel purchased Fargo Iron and Metal Company, which has its headquarters in Fargo, North Dakota (USA), for approximately US$ 5.5 million (equivalent to R$ 11,948 on March 31, 2006). Fargo Iron and Metal has served the steel industry as a storage and scrap processing unit. This unit is also a service center for local manufacturers and construction companies.

III)   On March 14, 2006, Gerdau Ameristeel purchased the assets of Callaway Building Products, which has its headquarters in Knoxville, Tennessee (USA). Callaway Building Products has served the civil construction industry as a supplier of fabricated rebar and products for construction in Eastern Tennessee, Eastern Kentucky, Virginia, North Carolina and Georgia. The total transaction amount was approximately US$ 2.2 million (approximately R$ 4,780 on March 31, 2006).

d)        The consolidated financial statements also include, besides the financial statements of Corporación Sidenor, S.A. and its subsidiaries, as commented in item c) — I), the financial statements of the jointly-owned subsidiary Dona Francisca Energética S.A., consolidated proportionally considering the direct interest, and the jointly-owned companies Armacero Industrial y Comercial Ltda. and Gallatin Steel Company, consolidated proportionally considering the indirect interest of the parent company in the capital of these companies.

The key financial statement balances of these companies, upon which the corresponding proportional consolidation percentage is applied, are as follows:

					Corporación
	Dona Francisca		Gallatin		Sidenor S.A.	Armacero
	Energética S.A.		Steel Company		Consolidated(*)	Ind. Com. Ltda.
	3/31/2006	12/31/2005	3/31/2006	12/31/2005	3/31/2006	3/31/2006	12/31/2005
Assets
Current	133,978	135,777	346,771	412,954	1,438,471	28,521	29,952
Long-term receivables	63,111	61,735	353	454	327,763	1,347	1,437
Permanent	173,621	172,664	468,725	513,296	1,249,250	33,640	37,816
Total assets	370,710	370,176	815,848	926,704	3,015,484	63,508	69,205

Liabilities
Current	38,444	40,817	99,367	140,664	907,035	26,985	27,348
Long-term liabilities	215,607	215,928	44,033	47,512	1,268,260	18,242	20,725
Minority interest	—	—	—	—	180,054	—	—
Adjusted net assets	116,659	113,431	672,448	738,528	660,135	18,282	21,132
Total liabilities and shareholders' equity	370,710	370,176	815,848	926,704	3,015,484	63,508	69,205

Statement of income
Net sales revenue	11,702	46,326	500,799	1,948,736	873,620	19,107	87,437
Cost of sales	(4,528)	(19,647)	(355,180)	(1,456,182)	(648,742)	(17,893)	(80,761)
Gross profit	7,175	26,679	145,618	492,554	224,878	1,215	6,676
Sales, general and administrative expenses	(317)	(1,739)	(26,524)	(25,832)	(65,292)	(1,840)	(5,365)
Other financial expenses	(1,675)	(7,506)	(571)	(86,095)	(5,840)	(399)	(17)
Other operating revenues (expenses)	—	—	(1,278)	—	(5,237)	134	695
Operating profit (loss)	5,183	17,434	117,244	380,627	148,509	(891)	1,989
Non-operating income	(302)	4	114	—	2,287	—	—
Provision for income tax and social contribution	(1,654)	(5,841)	(177)	(237)	(47,559)	40	(366)
Minority interest	—	—	—	—	(25,280)	—	—
Net income (loss)	3,227	11,597	117,181	380,390	77,957	(851)	1,623

(*)            Company included in the consolidation in 2006, as mentioned in note no. 4 c.I

e)         The Company and its direct and indirect subsidiaries have goodwill and negative goodwill, which are amortized as the assets that generated them are realized, or based on the realization of the projected future profits, limited to ten years, as follows:

	Period of
	Amortization	Company	Consolidated
Goodwill included in the investment accounts
Balance at December 31, 2005 (based on estimated future income)		17,074	91,654
(+) Foreign exchange variation		—	(14,703)
(+) Corporación Sidenor, S.A. (note 4c - I)		—	271,309
(-) Portion amortized in the period	10 years	(610)	(11,240)
Balance at March 31, 2006 (based on estimated future income)		16,464	337,020

Goodwill by subsidiaries:
Margusa - Maranhão Gusa S.A.		—	4,121
Dona Francisca Energética S.A.		16,464	16,464
Distribuidora Matco S.A.		—	4,719
Sipar Aceros S.A		—	55,135
Corporación Sidenor, S.A.			256,581
		16,464	337,020

Goodwill included in the fixed assets accounts
Balance at December 31, 2005 (based on undervaluation of assets)		—	107,513
(-) Foreign exchange variation		—	(7,730)
(-) Portion amortized in the period	10 years	—	(15,423)
Balance at March 31, 2006 (based on undervaluation of assets)		—	84,360

The goodwill resulted from the assets of the subsidiary Gerdau Ameristeel US Inc.

Negative goodwill included in the fixed assets account
Balance at December 31, 2005 (based on overvaluation of assets)		—	(274,454)
(-) Foreign exchange variation		—	1,901
(-) Portion amortized in the period	10 years	—	8,542
Balance at March 31, 2006 (based on overvaluation of assets)		—	(264,011)

The amounts of goodwill that were based on future profitability were constituted based on projections of profits of the related investee, calculated on the discounted cash flow method utilizing an average interest rate equivalent to the TJLP (Long-term Interest Rate) for a period of 10 years.

The equity accounting result in the consolidated statement of income refers, basically, to the effects of foreign exchange rate variations on the foreign investments, to goodwill amortization and to tax incentive reserves arising from the reduction of income tax on the exploitation profit of the subsidiaries Gerdau Aços Longos S.A. and Margusa — Maranhão Gusa S.A., both located in the Northeastern region of Brazil, as well as to benefits arising from state tax financing.

NOTE 5 - CASH AND CASH EQUIVALENTS

	Company		Consolidated
	3/31/2006	12/31/2005	3/31/2006	12/31/2005
Cash	44	243	1,227,582	1,185,495
Fixed income investments	905,972	1,275,722	4,180,654	4,143,640
Investment funds	—	—	14,244	80,580
Investment funds - Banco Gerdau S.A.	—	—	57,548	54,819
Investments in Gerdau Ameristeel Corp. debentures	—	—	—	160
	906,016	1,275,965	5,480,028	5,464,694

Fixed income investments - Long-Term (*)	—	—	59,448	—
	—	—	59,448	—
Total cash and cash equivalents	906,016	1,275,965	5,539,476	5,464,694

(*)            Financial investment in Republic of Austria securities, in reais. The long term portion is due in July 2007.

The financial investments are, basically, backed by federal public securities and bank certificates of deposit (CDB), at market prices and rates, and the amounts are adjusted for interest accrued, recognized proportionally to the date of the Quarterly Information. The recorded amounts do not exceed respective market values.

Of the existing balance, R$ 1,209,380 — Consolidated (R$ 2,238,294 — Consolidated on December 31, 2005), refers to investments in foreign currency, principally in U.S. dollars.

NOTE 6 - TRADE ACCOUNTS RECEIVABLE

	Consolidated
	3/31/2006	12/31/2005
Trade accounts receivable - domestic market	883,478	757,293
Trade accounts receivable - exports	91,062	119,634
Trade accounts receivable - foreign companies	1,422,244	1,223,317
Accounts receivable by associated companies	72,505	40,524
(-) Provision for credit risks	(96,227)	(80,962)
	2,373,062	2,059,806

NOTE 7 - INVENTORIES

	Consolidated
	3/31/2006	12/31/2005
Finished products	1,420,452	1,656,123
Products in progress	691,218	585,014
Raw materials	1,108,034	1,017,732
Storeroom materials	438,299	596,350
Advances to suppliers	67,509	76,391
Imports in transit	104,448	126,951
(-) Provision for obsolescence and adjustments to market value	(52,843)	(39,932)
	3,777,117	4,018,629

The inventories are insured against fire and overflow. The cover is based on the amounts and risks involved.

NOTE 8 — TAX CREDITS

	Company		Consolidated
	3/31/2006	12/31/2005	3/31/2006	12/31/2005
Short term
ICMS - Tax on Sales and Services	—	—	65,932	64,284
COFINS - Social Contribution on Revenues	—	—	92,402	44,921
PIS - Social Integration Program	17,373	15,686	35,085	20,307
IPI - Excise tax	—	—	2,583	1,367
Income Tax and Social Contribution on Net Income	16,818	23,689	67,364	61,275
IVA - Value-added tax	—	—	5,827	302
Other	(2)	74	8,045	7,308
	34,189	39,449	277,238	199,764
Long Term
PIS and COFINS	81,783	81,783	141,475	137,349
ICMS credits on purchases of fixed assets	—	—	114,505	103,375
Other	—	—	2,317	2,068
	81,783	81,783	258,297	242,792
Total tax credits	115,972	121,232	535,535	442,556

NOTE 9 — INCOME TAX AND SOCIAL CONTRIBUTION ON NET INCOME

a) Analysis of the income tax (IR) and social contribution on net income (CS) expense:

	Company
	3/31/2006			3/31/2005
	Income Tax	Social Contribution	Total	Income Tax	Social Contribution	Total
Profit before income tax and social contribution, after statutory profit sharing	710,507	710,507	710,507	701,460	701,460	701,460
Standard rates of tax	25%	9%	34%	25%	9%	34%
Income tax and social contribution on net income expense at standard rates of tax	(177,627)	(63,946)	(241,573)	(175,365)	(63,131)	(238,496)
Tax adjustments referring to:
- equity in the earnings	155,026	55,809	210,835	170,372	61,334	231,706
- permanent differences (net)	167	79	246	90	54	144
Income tax and social contribution on net income expense	(22,434)	(8,058)	(30,492)	(4,903)	(1,743)	(6,646)
Current	—	—	—	(2,611)	(925)	(3,536)
Deferred	(22,434)	(8,058)	(30,492)	(2,292)	(818)	(3,110)

	Consolidated
	3/31/2006			3/31/2005
	Income Tax	Social Contribution	Total	Income Tax	Social Contribution	Total
Profit before income tax and social contribution, after statutory profit sharing	1,161,352	1,161,352	1,161,352	1,162,342	1,162,342	1,162,342
Standard rates of tax	25%	9%	34%	25%	9%	34%
Income tax and social contribution on net income expense at standard rates of tax	(290,338)	(104,522)	(394,860)	(290,586)	(104,611)	(395,197)
Tax adjustments referring to:
- tax rate difference for foreign companies	4,964	44,383	49,347	(18,016)	32,878	14,862
- equity in the earnings	(49,307)	(17,751)	(67,058)	5,614	2,021	7,635
- recovery of deferred tax assets	2,052	739	2,791	11,959	2,607	14,566
- deferred amortization - CVM 349	51,478	18,532	70,010	—	—	—
- permanent differences (net)	6,311	4,563	10,874	5,155	1,134	6,289
Income tax and social contribution on net income expense	(274,840)	(54,056)	(328,896)	(285,874)	(65,971)	(351,845)
Current	(222,029)	(36,339)	(258,368)	(249,028)	(51,366)	(300,394)
Deferred	(52,811)	(17,717)	(70,528)	(36,846)	(14,605)	(51,451)

b) Analysis of the deferred income tax and social contribution on net income assets and liabilities, constituted at the standard rates of tax:

	Assets
	Company						Consolidated
	3/31/2006			31/12/2005			3/31/2006			12/31/2005
	Income Tax	Social Contribution	Total	Income Tax	Social Contribution	Total	Income Tax	Social Contribution	Total	Income Tax	Social Contribution	Total
Tax losses	11,456	—	11,456	8,797	—	8,797	157,659	—	157,659	163,659	—	163,659
Negative social contribution base	—	4,034	4,034	—	3,059	3,059	—	7,927	7,927	—	9,092	9,092
Provision for contingencies	11,594	4,175	15,769	11,594	4,175	15,769	58,717	20,746	79,463	58,119	20,810	78,929
Benefits granted to employees	—	—	—	—	—	—	102,216	—	102,216	91,095	—	91,095
Commissions/other	—	—	—	—	—	—	184,625	7,952	192,577	129,790	3,996	133,786
Amortized goodwill	1,982	713	2,695	1,829	659	2,488	10,528	3,790	14,318	9,345	3,365	12,710
Provision for losses	2,774	991	3,765	2,774	991	3,765	77,457	27,885	105,342	76,830	27,653	104,483
	27,806	9,913	37,719	24,994	8,884	33,878	591,202	68,300	659,502	528,838	64,916	593,754
Current	—	—	—	—	—	—	134,346	21,021	155,367	135,231	16,447	151,678
Long Term	27,806	9,913	37,719	24,994	8,884	33,878	456,856	47,279	504,135	393,607	48,469	442,076

	Liabilities
	Company						Consolidated
	3/31/2006			12/31/2005			03/31/2006			12/31/2005
	Income Tax	Social Contribution	Total	Income Tax	Social Contribution	Total	Income Tax	Social Contribution	Total	Income Tax	Social Contribution	Total
Accelerated depreciation	—	—	—	—	—	—	476,760	1,474	478,234	463,905	762	464,667
Amortized negative goodwill	40,198	14,471	54,669	40,198	14,471	54,669	50,341	14,628	64,969	50,341	14,628	64,969
Inflation/foreign exchange effect	25,245	9,088	34,333	—	—	—	136,475	44,898	181,373	60,787	21,884	82,671
	65,443	23,559	89,002	40,198	14,471	54,669	663,576	61,000	724,576	575,033	37,274	612,307
Current	25,245	9,088	34,333	—	—	—	181,338	45,624	226,962	66,349	20,530	86,879
Long Term	40,198	14,471	54,669	40,198	14,471	54,669	482,239	15,376	497,615	508,684	16,744	525,428

Deferred tax assets recognized on tax loss and negative social contribution base carryforwards and on temporary differences, both in the Company and Consolidated, are supported by projections of future taxable income adjusted to present values, based on technical feasibility studies submitted annually to the Board of Directors for approval. These studies consider the history of profitability of the Company and its subsidiaries and the perspective of maintaining the current profitability in the future, permitting the recovery of the tax credits over a period not exceeding ten years. The other credits, based on temporary differences, mainly on provisions for tax contingencies, were maintained according to their estimate of realization.

c) Estimated recovery of the deferred income tax and social contribution assets and liabilities:

	Assets
	Company		Consolidated
	3/31/2006	12/31/2005	3/31/2006	12/31/2005
2006	—	—	155,367	151,678
2007	3,154	3,154	90,302	67,974
2008	3,154	3,154	70,250	59,913
2009	3,154	3,154	80,572	69,683
2010 to 2012	3,154	3,154	142,193	131,004
2013 to 2014	25,103	21,262	120,818	113,502
	37,719	33,878	659,502	593,754

	Liabilities
	Company		Consolidated
	3/31/2006	12/31/2005	3/31/2006	12/31/2005
2006	34,333	—	226,962	86,879
2007	—	—	28,551	18,042
2008	—	—	14,403	19,350
2009	—	—	24,872	30,151
2010 to 2012	—	—	147,887	157,060
2013 to 2014	—	—	105,341	113,169
from 2015 onwards	54,669	54,669	176,560	187,656
	89,002	54,669	724,576	612,307

NOTE 10 — INVESTMENTS

	Company
	Subsidiaries										Other	Total
	Gerdau Açominas S.A.	Gerdau Internacional Empreend. Ltda. (1)	Itaguai Com. Imp. e Export. Ltda.	Gerdau Aços Longos S.A.	Gerdau Aços Especiais S.A.	Gerdau Comercial de Aços S.A.	Gerdau América do Sul S.A.	Dona Francisca Energética S.A.		Other
	Investment	Investment	Investment	Investment	Investment	Investment	Investment	Provision for loss	Goodwill	Investment
Balance at September 30, 2005	2,688,415	2,068,771	200,210	2,180,044	383,351	487,844	584,832	(3,616)	17,682	26	4,815	8,612,374
Equity in earnings (losses) (2)	44,712	258,988	24,444	139,790	44,130	17,829	63,546	62,396	(608)	(3)	—	655,224
Dividends	(182,862)	—	—	(91,293)	(27,258)	(32,096)	9,641	—	—	—	—	(323,868)
Balance at December 31, 2005	2,550,265	2,327,759	224,654	2,228,541	400,223	473,577	658,019	58,780	17,074	23	4,815	8,943,730
Equity in earnings (losses) (2)	215,429	64,007	4,419	286,754	18,199	12,712	18,051	1,670	(611)	—	(521)	620,109
Dividends	—	—	(7,281)	—	—	—	—	—	—	—	523)	(6,758)
Balance at March 31, 2006	2,765,694	2,391,766	221,792	2,515,295	418,422	486,289	676,070	60,450	16,463	23	4,817	9,557,081
Capital	1,654,160	2,663,343	145,110	2,207,859	379,205	517,846	625,184	67,105
Adjusted shareholders’ equity	3,328,500	3,318,155	221,799	2,815,134	468,278	544,258	756,625	116,659
Adjusted net income for the period	174,970	88,798	4,419	247,036	8,305	11,123	20,203	3,227
Holding in capital total (%)	89.35%	72.08%	100.00%	89.35%	89.35%	89.36%	89.36%	51.82%
Holding in capital voting (%)	89.36%	72.08%	100.00%	89.36%	89.36%	89.36%	89.36%	51.82%
Common shares / quotas held	160,711,825	1,919,769,142	145,109,651	160,711,825	160,711,825	160,711,825	160,711,825	345,109,212
Proposed dividends	—	—	7,274	—	—	—	—	—
Dividends receivable	—	—	—	—	—	—	—	—

(1) Company holding the investments in foreign subsidiaries.

(2) Includes amortization of goodwill.

	Consolidated
	Margusa - Maranhão Gusa S.A.	Dona Francisca Energética S.A.	Armacero Industrial y Comercial Ltda.	Distribuidora Matco S.A.	Salomon Sack S.A.	MRS Logística S.A.	Sipar Gerdau Inversiones S.A.	Corporación Sidenor S.A.	Societies in ownership account	Other	Total
	Goodwill	Goodwill	Goodwill	Goodwill	Goodwill	Investment	Goodwill	Goodwill	Investment	Investment
Balance at September 30, 2005	12,365	17,682	—	4,692	—	4,772	59,367	—	7,752	32,016	138,646
Foreign exchange adjustment	—	—	19	(352)	76	—	3,166	—	—	—	2,909
Goodwill amortization	(4,123)	(608)	(19)	1,028	(76)	—	(1,563)	—	—	—	(5,361)
Acquisition/disposal of investment	—	—	—	—	—	—	—	—	374	(23,251)	(22,877)
Dividends	—	—	—	—	—	—	—	—	(1,258)	—	(1,258)
Equity in earnings	—	—	—	—	—	—	—	—	609	—	609
Balance at December 31, 2005	8,242	17,074	—	5,368	—	4,772	60,970	—	7,477	8,765	112,668
Foreign exchange adjustment		—	—	(509)	—	—	(4,384)	(9,810)	—	—	(14,703)
Goodwill amortization	(4,121)	(610)	—	(140)	—	—	(1,451)	(4,918)	—	—	(11,240)
Acquisition/disposal of investment	—	—	—	—	—	—	—	271,309	—	1,218	272,527
Balance at March 31, 2006	4,121	16,464	—	4,719	—	4,772	55,135	256,581	7,477	9,983	359,252

NOTE 11 — FIXED ASSETS

	Company
		3/31/2006			12/31/2005
			Depreciation
	Annual rates of		and depletion
	depreciation %	Cost	accrued	Net	Net
Electronic date equipment/rights/licenses	20 to 33	370	—	370	—
		370	—	370	—

	Consolidated
		3/31/2006			12/31/2005
	Annual rates of		Accumulated
	depreciation/		depreciation and
	depletion %	Cost	depletion accrued	Net	Net
Lands, buildings and structures	0 to 10	3,812,989	(1,334,598)	2,478,391	2,274,921
Machinery, equipment and installations	5 to 10	9,620,598	(5,057,132)	4,563,466	4,132,592
Furniture and fixtures	5 to 10	132,568	(84,925)	47,643	58,218
Vehicles	20 to 33	84,158	(44,298)	39,860	34,057
Electronic date equipment/rights/licenses	20 to 33	412,731	(262,331)	150,400	110,212
Construction in progress	—	1,731,634	(70,736)	1,660,898	1,889,512
Forestation/reforestation	Cutting plan	262,488	—	262,488	193,989
		16,057,166	(6,854,019)	9,203,147	8,693,501

a) Insured amounts — the assets are insured against fire, electrical damage and explosion. The coverage is determined based on the amounts and risks involved. The plants of the North and South American subsidiaries and the subsidiary Gerdau Açominas S.A. are also insured against loss of profits. The total cover amounted to R$ 17,214,796 at March 31, 2006.

b) Capitalization of interest and financial charges — Financial income of R$ 20,106 — Consolidated, which arose as a result of the appreciation of the Brazilian real against the U.S. dollar, was credited to the cost of construction in progress during the quarter ended March 31, 2006 (R$ 10,070 of expenses capitalized — Consolidated on December 31, 2005).

c) Guarantees offered — fixed assets were pledged as collateral for loans and financing of R$ 810,533 — Consolidated (R$ 837,996 — Consolidated on December 31, 2005).

d) Summary of changes in fixed assets:

	Company	Consolidated
	3/31/2006	3/31/2006
Balance at the beginning of the quarter	—	8,693,501
(+) Acquisitions / disposals in the quarter	370	498,032
(-) Depreciation and depletion in cost of sales	—	(221,796)
(-) Depreciation and depletion in administrative expenses	—	(26,008)
(+) Companies consolidated in the quarter	—	486,024
(-) Foreign exchange effect on foreign fixed assests	—	(226,606)
Balance at the end of the quarter	370	9,203,147

NOTE 12 — DEFERRED CHARGES

The deferred charges (Consolidated) comprise pre-operating expenses in the construction of a hydroelectric plant, reforestation projects and research, development and reorganization projects.

NOTE 13 — LOANS AND FINANCING

	Annual	Company		Consolidated
	charges (*)	3/31/2006	12/31/2005	3/31/2006	12/31/2005
Short term financing in reais
Working capital	CDI (**)	—	—	47,525	14,000
Financing of investment		4,500	4,500	4,500	4,500
Short term financing in foreign currency
Working capital (US$)	5.46%	—	—	527,754	592,887
Financing of fixed assets and other (US$)	7.90%	—	—	—	34,676
Export advances (US$)	5.90%	—	—	79,919	3,082
Working capital (EUR)	7.20%	—	—	29,522	—
Working capital (Clp$)	5.38%	—	—	38,915	50,133
Working capital (Cop$)	6.75%	—	—	23,888	11,810
Working capital (PA$)	10.48%	—	—	23,765	4,880
		4,500	4,500	775,788	715,968
Plus: current portion of long term financing		2,571	2,770	677,265	611,280
Short term financing plus current portion		7,071	7,270	1,453,053	1,327,248

Long term financing in reais
Working capital	TJLP + 3.50%	—	—	131,189	124,125
Financing of fixed assets	TJLP + 3.50%	—	—	806,988	812,691
Financing of investment	IGP — M (***) + 8.50%	—	—	106,180	22,510
Long term financing in foreign currency
Working capital (US$)	7.73%	—	—	227,517	226,104
Bearer bonds (Perpetual bonds and Senior Notes) (US$)	9.47%	1,306,011	1,407,190	2,170,215	2,337,845
Açominas Exports Notes Receivable (US$)	7.34%	—	—	494,782	543,739
Export advances (US$)	5.90%	—	—	734,098	761,896
Financing of investment (US$)	4.94%	—	—	167,523	162,945
Financing of fixed assets and other (US$)	8.60%	—	—	1,135,379	844,318
Financing of fixed assets (Cdn$)	6.55%	—	—	3,591	5,606
Working capital (Clp$)	5.38%	—	—	16,979	19,495
Working capital (Cop$)	6.75%	—	—	11,738	102,300
Working capital (EUR)	7.20%			102,120	—
Working capital (PA$)	10.48%	—	—	57	126
		1,306,011	1,407,190	6,108,356	5,963,700
Less: current portion		(2,571)	(2,770)	(677,265)	(611,280)
Long term financing less current portion		1,303,440	1,404,420	5,431,091	5,352,420
Total financing		1,310,511	1,411,690	6,884,144	6,679,668

(*) Weighted average rate on December 31, 2005
(**) CDI — Interbank Deposit Certificate
(***) General Price Index — Market

The loans stated in reais are indexed by the TJLP (Long-term Interest Rate), established by the Brazilian Government and used for the restatement of long-term loans granted by BNDES (National Bank for Economic and Social Development), or by the IGP-M (General Price Index — Market): Brazilian inflation rate, calculated by the Getúlio Vargas Foundation.

Summary by currency

	Company		Consolidated
	3/31/2006	12/31/2005	3/31/2006	12/31/2005
Real (R$)	4,500	4,500	1,096,382	977,826
U.S. Dollar (US$)	1,306,011	1,407,190	5,537,187	5,507,492
Canadian Dollar (Cdn$)	—	—	3,591	5,606
Euros (EUR)	—	—	131,642	—
Colombian Peso (Cop$)	—	—	35,626	114,110
Argentine Peso (PA$)	—	—	23,822	5,006
Chilean Peso (Clp$)	—	—	55,894	69,628
	1,310,511	1,411,690	6,884,144	6,679,668

The schedule for payment of the long-term portion of financing is as follows:

	Company	Consolidated
2007	—	806,384
2008	—	857,088
2009	—	571,157
2010	—	412,060
2011	—	1,145,817
After 2011	1,303,440	1,638,585
	1,303,440	5,431,091

a) Events in the quarter

On March 24, 2006, Gerdau Açominas obtained a line of credit from a group of banks led by Citibank, N.A, Tokyo Branch, in Japanese yen, equivalent to US$ 267,000 thousand (R$ 580,030 at March 31, 2006), to be paid in 16 half-yearly installments beginning on September 24, 2008, with a 30-month grace period. The interest will be paid half-yearly starting six months after the signing of the contract. The contracted interest rate was LIBOR + 0.3% p.a. (equivalent to 7.27% p.a. on the contracting date). This operation is guaranteed by Gerdau S.A. as well as Nippon Export and Investment Insurance (NEXI), a credit insurance agency.

Together with the contracting of this line of credit, Gerdau performed a swap operation for protection against the foreign exchange exposure of the Japanese yen against the U.S. dollar (Note 15).

b) Guarantees

The loans contracted under the Government Agency for Machinery and Equipment Financing — FINAME/BNDES program are guaranteed by the financed assets, in the amount of R$ 806,988. The other loans are guaranteed by sureties from the controlling shareholders, for which the Company pays a fee of 1% p.a. on the amount guaranteed.

c) Covenants

In replacement of the tangible guarantees usually required, the loans are being contracted with certain financial covenants, as follows:

I) Consolidated interest coverage ratio — measures the debt service payment capacity in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization), as described in Note 26;

II) Consolidated leverage ratio — measures the debt coverage capacity in relation to EBITDA, as described in Note 26;

III) Required Minimum Net Worth — measures the minimum net worth required in financial agreements; and

IV) Current Ratio (current liquidity ratio) — measures the capacity to pay current liabilities.

All the covenants mentioned above are calculated on a consolidated basis, except for item IV which refers to the parent company Metalúrgica Gerdau S.A., and have been complied with. The penalty for non-compliance is the prepayment of the contracts.

d) Credit lines

In October 2005, the subsidiaries Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. obtained a pre-approved credit line from BNDES — National Bank for Economic and Social Development of R$ 900,000 for the purchase of equipment and for expenses. These funds will be liberated as the subsidiaries realize their own investment plans and submit proof of expenditures to BNDES. On March 31, 2006, this credit line had not yet been used and the applicable interest rates will be those in effect on the dates the funds are released. The contracts are guaranteed by Indac — Ind. Adm. e Comércio S.A. and by the financial covenants of Metalúrgica Gerdau S.A.

The subsidiary Gerdau Açominas S.A. also has the following credit lines:

•    US$ 240 million (R$ 521,376 at March 31, 2006) with ABN AMRO Bank N.V., The Bank of Tokyo-Mitsubishi and UFJ Bank Limited. This credit line is guaranteed by Nippon Export and Investment Insurance (NEXI) and has a seven-year term, of which two years comprise the grace period and the remaining five years for payment. On March 31, 2006, US$ 151.57 million (R$ 329,300 on March 31, 2006) of this credit line had been drawn down. The funds will be used for the modernization of the Ouro Branco plant and there is no connection to imports or export receivables.

•             US$ 69 million (R$ 149,896 at March 31, 2006) from Export Development Canada, the guarantee for which was given by KFW  IPEX — Bank and by Gerdau S.A. The credit line has a term of six years, of which two years comprise the grace period and the remaining four years for payment. On March 31, 2006, US$ 39.40 million (R$ 85,570 at March 31, 2006) of this credit line had been drawn down. The interest rate is 7.02 % p.a. The resources will be applied in the supply of the Bloom Continuous Casting and Beam Blank.

•             US$ 201 million (R$ 436,652 at March 31, 2006) from BNP Paribas — France (50%) and the Industrial and Commercial Bank of China (50%), with guarantees granted by SINOSURE (China Export & Credit Insurance Corporation), credit agency for Chinese exports, and by Gerdau S.A. The credit line has a term of 12 years, of which three years comprise the grace period and the remaining nine years for payment. On March 31, 2006, US$ 11.12 million (R$ 24,270 at March 31, 2006) of this credit line had been drawn down. The interest rate is 6.97% p.a. The funds will be used to finance 85% of the supply for the blast furnace, coking mill and sintering facilities.

The North American subsidiaries have a credit line in the amount of US$ 650 million, equivalent to R$ 1,412,060 at March 31, 2006, falling due in October 2010, which can be drawn in U.S. dollars (at the LIBOR rate plus interest of between 2.25% and 2.75% p.a. or US Prime/FED Funds plus interest of 0.5% p.a.) or in Canadian dollars (at the Bankers Acceptance (BA) rate plus interest of between 2.35% and 2.85% p.a., or Canadian Prime plus interest of 1.00% p.a.). The distribution of this credit line among the companies is made in proportion to the working capital of each North American subsidiary. No amounts have been withdrawn against this credit line as of March 31, 2006. The inventories and accounts receivable of subsidiaries were given as guarantee for this credit line.

The subsidiary Gerdau Aza S.A. has a line of credit for working capital of Clp$ 40.9 billion (R$ 186,388 at March 31, 2006), bearing interest of 3.60% p.a., and a credit line for fixed assets of Clp$ 146 million (R$ 674 at March 31, 2006) bearing interest of 6.12% p.a. These credit lines were not being used at March 31, 2006.

NOTE 14 - DEBENTURES

		Number
Issue Date	General meeting	Issued	In portfolio	Maturity	Annual charges		3/31/2006	12/31/2005
3rd - A and B	05.27.1982	144,000	71,018	01.06.2011	CDI		131,579	160,315
7th	07.14.1982	68,400	34,703	01.07.2012	CDI		67,275	74,959
8th	11.11.1982	179,964	31,259	02.05.2013	CDI		239,744	234,455
9th	06.10.1983	125,640	23,132	01.09.2014	CDI		182,458	158,519
11th - A and B	06.29.1990	150,000	80,135	0106.2020	CDI		150,818	158,258
Total Company							771,874	786,506
Gerdau Ameristeel Corp.	04.23.1997	125,000	—	30.04.2007	6.50%		213,900	228,816
Aços Villares S.A.	09.01.2005	28,500	—	01.09.2010	104.5	%DI	115,690	—
Debentures held by consolidated subsidiaries							(34,130)	(43,560)
Total Consolidated							1,067,334	971,762
Consolidated short-term portion							1,690	2,719
Consolidated long-term portion							1,065,644	969,043

Debentures issued by Gerdau S.A.

The debentures are stated in reais, are not convertible into shares and have variable interest at a percentage of the CDI (Interbank Deposit Certificate) rate. The nominal annual interest rate was 16.51% and 18.99% on March 31, 2006 and December 31, 2005, respectively.

Debentures issued by Gerdau Ameristeel Corp.

The debentures of Gerdau Ameristeel Corporation are convertible into ordinary shares of the subsidiary at a conversion price of Cdn$ 26.25 per share, up to their maturity.

Debentures issued by Aços Villares S.A. (proportional consolidation - 40%)

The Aços Villares S.A. debentures are not convertible into shares, in the registered nominative form, were issued in a single series of the unsecured type. A total of 28,500 debentures were issued and placed on the market, with a par value of R$ 10 and totaling R$ 289,224. The debentures have a term of five years and mature on September 1, 2010. The remuneration interest, equivalent to 104.5% of the DI (Interbank Deposit) Rate, is payable quarterly starting on September 1, 2005. The principal will be paid in eight equal installments, quarterly and consecutively, with the first falling due on December 1, 2008.

The controlling shareholders of Gerdau S.A. held, directly or indirectly, R$ 527,554 of the outstanding debentures on March 31, 2006 (R$ 543,383 on December 31, 2005).

NOTE 15 — FINANCIAL INSTRUMENTS

a) General comments -  Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of financial positions and exposure limit controls. All instruments are fully recorded in the books of account and mainly relate to the instruments listed below:

- Financial Investments — are recorded at their redemption value as of the date of the Quarterly Information and are commented on and presented in Note 5;

- Investments - are commented on and presented in Note 10;

- Related parties — are commented on and presented in Note 20;

- Loans — are commented on and presented in Note 13;

- Debentures — are commented on and presented in Note 14; and

- Financial derivatives — In order to minimize the effects of fluctuations in foreign exchange rates on their liabilities, the subsidiaries Gerdau Açominas S.A. and Dona Francisca Energética S.A. entered into swap contracts which were converted into Brazilian reais on the contract date and linked to changes in the CDI interest rate and the General Market Price Index (IGP-M), plus additional interest. The subsidiaries Gerdau Açominas S.A and Gerdau Ameristeel Corporation also entered into swap contracts linked to LIBOR.

The swap contracts are listed below:

Consolidated
Contracting date	Purpose	(Thousand US$)	Annual charges	Maturity
04/17/2003	Fixed assets	5,263	IGP-M+1295% p.a. .	5/15/2006 to 11/16/2010
04/17/2003	Fixed assets	5,989	97.00% of CDI	5/15/2006 to 11/18/2013
04/17/2003	Fixed assets	5,263	100.90% of CDI	5/15/2006 to 11/16/2010
10/10/2003 to 11/11/2003	Bank Notes	200,000	LIBOR + interest of 6.09% to 6.13%	07/15/2011
01/31/2005	Fixed assets	240,000	5.64%	11/30/2011
11/22/2005	Fixed assets	40,000	5.97%	12/15/2008
11/22/2005	Fixed assets	43,125	7.05%	08/18/2008
03/24/2006(*)	Fixed assets	267,000	5.74%	09/14/2016

(*) The Company entered into an opposite swap, at the same rate and maturing on November 16, 2007, which permits the Company to address the unpredictability of the payments.

b) Market value — the market value of the financial instruments are as follows:

	Company
	31/03/2006		31/12/2005
	Value	Value of	Value	Value of
	accounting	market	accounting	market
Marketable securities	905.972	905.972	1.275.722	1.275.722
Debentures	771.874	771.874	786.506	786.506
Investments	9.557.081	9.557.081	8.943.730	8.943.730
Related parties (liabilities)	—	—	101.371	101.371
Related parties (assets)	268.449	268.449	—	—
Share purchase options (liabilities)	—	18.519	—	11.763
Treasury shares - note 22	37.768	61.855	60.254	119.696
Perpetual bonuses	1.303.440	1.349.060	1.407.190	1.439.531

	Company
	Consolidated
	3/31/2006		12/31/2005
	Book	Market	Book	Market
	value	value	value	value
Marketable securities	4,311,894	4,311,894	4,279,199	4,279,199
Securitization financing	494,782	494,782	543,739	543,739
Import financing	1,135,379	1,135,379	844,318	844,318
Pre-payment financing	665,794	666,029	777,447	777,682
Bank notes financing	866,775	968,903	937,361	1,049,893
Financing of fixed assets	43,106	40,219	41,393	41,592
Perpetual bonuses	1,303,440	1,349,060	1,407,190	1,439,531
Other financing	2,374,868	2,374,868	2,128,220	2,128,220
Debentures	1,067,334	1,300,261	971,762	996,946
Investments	359,252	359,252	112,668	112,668
Related parties (assets)	2,003	2,003	—	—
Share purchase options (liabilities)	—	20,941	—	14,261
Operations of fixed assets swap - (assets)	18,695	18,695	5,462	5,462
Operations of investment swap - (liabilities)	45	45	374	374

The market values of the swap contracts of the subsidiaries in Brazil resulted from the future income projections for each contract, calculated based on the current quotations of the forward U.S. dollar plus coupon rates (assets) and CDI/IGPM future rates (liabilities) and adjusted to present value at the date of the Quarterly Information using the projected future CDI/IGPM rate for each maturity. The same methodology is applied for the calculation of the market values of the swap contracts of the subsidiary Gerdau Ameristeel Corporation, using the LIBOR as the rate for the calculation.

Swap contracts related to financing contracts are classified together with the related financing, with a corresponding entry to the financial expenses account, and are stated at cost plus accrued charges up to the date of the Quarterly Information. Contracts not linked to financings have been recorded at market values in the “Judicial deposits and other” (assets) and “Other accounts payable” (liabilities) accounts.

The Company and its subsidiaries believe that the balances of the other financial instruments, which are recognized in the books of account at the contracted amounts, are substantially similar to those that would be obtained if they were negotiated in the market. However, because the markets for these instruments are not active, differences could exist if they were settled in advance.

c) Risk factors that could affect the Company’s and its subsidiaries’ business

Price risk: this risk is related to the possibility of price variations of the products that the subsidiaries sell or in the raw material prices and other inputs used in the production process. Since the subsidiaries operate in a commodities market, their sales revenues and cost of sales may be affected by the changes in the international prices of their products or materials. In order to minimize this risk, the subsidiaries constantly monitor the price variations in the local and international markets.

Interest rate risk: this risk arises as a result of the possibility of the Company and its subsidiaries having losses (or gains) due to fluctuations in interest rates relating to assets and liabilities obtained (applied) in the market. In order to minimize possible impacts resulting from interest rate fluctuations, the Company and its subsidiaries have adopted a policy of diversification, alternating between fixed rates and variable rates (such as LIBOR and the CDI) and periodically renegotiating contracts to adjust them to market.

Exchange rate risk: this risk is related to the possibility of fluctuations in foreign exchange rates affecting financial expenses (or income) and the liability (or asset) balances of contracts denominated in a foreign currency. In addition to the foreign investments which are a natural hedge, the Company and its subsidiaries use hedge instruments, usually swap contracts, as described in item “a” above, to manage the effects of these fluctuations.

Credit risk: this risk arises from the possibility of the subsidiaries not receiving amounts arising from sales or investments at financial institutions. In order to minimize this risk, the subsidiaries adopt the procedure of analyzing in detail the financial and equity position of their customers, establishing credit limits and constantly monitoring balances. In relation to financial investments, the Company and its subsidiaries invest solely in institutions with low credit risk, as assessed by rating agencies. In addition, each institution has a maximum limit for investment, determined by the Credit Committee.

NOTE 16 — FINANCIAL RESULT

	Company		Consolidated
	31/03/2006	31/03/2005	31/03/2006	31/03/2005
Financial revenues
Financial investments	37.247	206	295.826	53.738
Interests received	16.527	2	19.037	6.792
Active monetary variations	—	—	9.245	462
Active exchange rate variations	—	62	(25.866)	(3.291)
Other financial income	—	690	565	3.178
Total financial income	53.774	960	298.808	60.879

Financial expenses
Interest on loans	(57.478)	(30.313)	(167.343)	(126.308)
Passive monetary variations	—	(423)	(6.032)	(6.812)
Passive exchange rate variations	105.958	(354)	296.057	(23.581)
Passive exchange rate swap	—	—	(27.700)	(8.752)
Passive interest swap	—	—	(1.206)	14.525
Other financial expenses	(6.206)	(1.574)	(18.176)	(32.915)
Total financial expenses	42.274	(32.664)	75.600	(183.843)

NOTE 17 — TAXES, CHARGES AND CONTRIBUTIONS

	Company		Consolidated
	3/31/2006	12/31/2005	3/31/2006	12/31/2005
Income Tax and Social Contribution on Net Income	—	—	216,114	108,285
Social charges on payroll	105	184	20,415	52,302
ICMS — Tax on Sales and Services	—	—	46,998	34,355
COFINS — Social Contribution on Revenues	2	36	28,717	19,019
IPI — Excise tax	—	—	10,847	21,599
PIS — Social Integration Program	—	2	6,240	4,139
Income Tax and Social Contribution withheld at source	1,331	1,096	24,119	7,232
Taxes payable in installments	75	75	3,090	4,196
Other	5	4	99,291	54,940
	1,518	1,397	455,831	306,067

NOTE 18 — SPECIAL INSTALLMENT PAYMENT PROGRAM (PAES)

The proportionally consolidated (52%) subsidiary Dona Francisca Energética S.A. enrolled in the PAES, established by Law 10684/03, at the Federal Revenue Secretariat, to settle Corporate Income Tax (IRPJ), Social Contribution on Net Income (CSLL), Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) liabilities. The balances of these tax liabilities are recorded in taxes and contributions payable, in current liabilities, and in other accounts payable, in long-term liabilities. The balances of the renegotiated taxes, which were divided into 180 installments of which 146 are not yet due, are restated by the Long-term Interest Rate (TJLP) and are as follows:

	Consolidated
	3/31/2006			12/31/2005
	Principal	Interest	Total	Principal	Interest	Total
IRPJ	18,412	5,075	23,487	18,790	4,756	23,546
CSLL	6,674	1,840	8,514	6,812	1,724	8,536
PIS	653	180	833	666	169	835
COFINS	3,016	831	3,847	3,078	779	3,857
	28,755	7,926	36,681	29,346	7,428	36,774
Short-term portion	2,363	651	3,014	2,363	599	2,962
Long-term portion	26,392	7,275	33,667	26,983	6,829	33,812

Dona Francisca Energética S.A. pays its taxes, contributions and other liabilities on their due dates, which is a basic requirement to remain eligible for the PAES program.

On July 31, 2003, the proportionally consolidated Aços Villares S.A. (40%) enrolled in PAES. The payments will be made in monthly, successive installments until July 2013, and will be subject to financial charges at the TJLP. Real estate with a book value of R$ 170,276 and machinery, equipment and installations with a book value of R$ 95,490 have been given in guarantee for the consolidated debt. At March 31, 2006, the consolidated balance was R$ 22,082, of which R$ 19,036 was long-term liability.

NOTE 19 — PROVISION FOR CONTINGENCIES

The Company and its subsidiaries are parties in labor, civil, and tax lawsuits. Based on the opinion of its legal advisors, management believes that the provision for contingencies is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and that the final decisions will not have significant effects on the financial position of the Company at March 31, 2006.

The balances of the contingencies, net of the corresponding judicial deposits, are as follows:

I) Contingent liabilities provided

		Company		Consolidated
		3/31/2006	12/31/2005	3/31/2006	12/31/2005
a) Tax contingencies
Tax on Sales and Services (ICMS)	(a.1)	1,099	1,099	49,597	44,879
Social Contribution	(a.2)	7,216	7,216	7,333	7,333
Corporate Income Tax	(a.3)	19,993	19,993	19,993	19,993
National Institute for Social Security (INSS)	(a.4)	12,963	12,963	31,336	29,924
Social Integration Program (PIS)	(a.5)	1,831	1,831	2,229	1,904
Cofins	(a.5)	6,363	6,363	6,910	6,910
Emergency capacity charge	(a.6)	9,302	9,302	34,105	33,896
Extraordinay tariff recomposition	(a.6)	5,349	5,349	21,407	19,675
Import Tax/IPI — Drawback	(a.7)	—	—	78,760	76,402
Other tax contingencies	(a.8)	7	7	16,695	986
(-) Judicial deposits	(a.9)	(29,901)	(29,901)	(88,955)	(93,848)
		34,222	34,222	179,410	148,054
b) Labor Contingencies	(b.1)	10,963	10,963	68,339	49,517
(-) Judicial deposits	(b.2)	(3,055)	(3,055)	(10,289)	(10,315)
		7,908	7,908	58,050	39,202
c) Civil Contingencies	(c.1)	—	—	37,834	6,012
(-) Judicial deposits	(c.2)	—	—	(1,193)	(1,074)
		—	—	36,641	4,938
Total liabilities provided		42,130	42,130	274,101	192,194

a) Tax contingencies

a.1) Lawsuits relating to value-added tax on sales and services (ICMS), the majority of which refer to credit rights, mostly under judgment by the Finance Secretariat and the Courts of First Instance of the State of Minas Gerais.

a.2) Social Contribution on Net Income. The amounts refer to challenges of the constitutionality of the contribution in 1989, 1990 and 1992. Some of these lawsuits are pending judgment, most of them in the Higher Courts.

a.3) Matters concerning Corporate Income Tax (IRPJ) in discussion at the administrative level.

a.4) Social security contributions due to the INSS, with lawsuits claiming annulment of the contributions by the Company, with judicial deposits for practically the whole amount involved. The lawsuits are in progress in the Federal Court of the First Instance in the State of Rio de Janeiro.

In the Consolidated information, the additional provision refers to lawsuits questioning the position of the INSS charging social security contributions on profit sharing payments made by the subsidiary Gerdau Açominas S.A., as well as on payments for services rendered by third parties, in which the INSS calculated charges for the last ten years and assessed the company because it understands that it is jointly liable. The assessments were maintained at the administrative level, and Gerdau Açominas S.A. filed annulment actions with judicial deposits for the corresponding amounts, based on the understanding that the right to assess part of the charge had prescribed and that there is no such liability.

a.5) Contributions to the Social Integration Program (PIS), and the Social Contribution on Revenues (COFINS) in connection with lawsuits challenging the constitutionality of Law No. 9,718, which changed the calculation basis of these contributions. These lawsuits are in progress at the Federal Supreme Court.

a.6) Emergency Capacity Charge (ECE) and Extraordinay tariff recomposition (RTE) are charges included in the electricity bills of the industrial units of the Company. According to the Company, these charges are of a tax nature and, as such, are incompatible with the National Tax System provided in the Federal Constitution. For this reason, the constitutionality of these charges is being challenged in court. The lawsuits are in progress in the Federal Justice of the First Instance of the states of Ceará, São Paulo, and Rio Grande do Sul, as well as in the Federal Regional Courts of the 1st, 2nd, 3rd, 4th and 5th Regions. The Company has fully deposited in court the amounts of the disputed charges.

a.7) The provision made in the last quarter of 2005 by the subsidiary Gerdau Açominas S.A is intended to cover amounts requested by the Federal Revenue authorities for Import Tax, Excise Tax and resulting additional charges on transactions made under a drawback granted which was subsequently annulled by the Foreign Trade Operations Department (DECEX). The company does not agree with the administrative decision that annulled the grant and defends the legality of the transactions made. The appeal is currently pending judgment in the Superior Court of Justice (STJ).

a.8) The provision was constituted considering the evaluation by legal advisors and management for those processes for which the probability of loss was considered probable, and is considered to be sufficient to cover the expected amount of the losses.

a.9) The judicial deposits relate to amounts deposited and maintained in court until the resolution of the related litigation. The balances of these credits are classified as a reduction of the provision for tax contingencies.

b) Labor Contingencies

b.1) The Company and its subsidiaries are also parties to labor claims. None of these claims involve significant amounts and the lawsuits mainly involve overtime pay, compensation for health and danger hazards, among others.

b.2) The judicial deposits are amounts deposited and withheld in court until the resolution of the related legal matters. The balances of these deposits are classified as a reduction of the provision for labor contingencies recorded in the books.

c) Civil Contingencies

c.1) Certain subsidiaries of the Company are also a party in civil proceedings arising in the normal course of their operations. Some of these claims arise from work accidents.

c.2) The judicial deposits are classified as a reduction of the provision for civil contingencies.

II) Contingent liabilities for which a provision was not recorded

a) Tax contingencies

a.1) The Company is a defendant in assessments filed by the state of Minas Gerais demanding ICMS tax payments arising mainly from the sales of products to commercial exporters. The restated amount of the lawsuit totals R$ 32,813. The Company has not made any provision in relation to these claims because it considers that this tax is not payable as products for export are exempted from ICMS.

a.2) The Company and the subsidiary Gerdau Açominas S.A. are defendants in assessments filed by the state of Minas Gerais which has demanded ICMS tax payments on the export of semi-finished manufactured products.

The subsidiary Gerdau Açominas S.A. has also filed a lawsuit for the annulment of an action of the same nature. The total amount demanded is R$ 277,067. The companies have not recorded any provision for contingency in relation to these claims since they consider that ICMS is not payable because the products cannot be considered to be semi-finished manufactured products as defined by the Federal complementary law.

a.3) On December 6, 2000, the Company enrolled in the Tax Recovery (REFIS) Program to pay the Social Integration Program (PIS) and the Social Contribution on Revenues (COFINS) contributions in installments. The constitutionality of the use of credits of R$ 40,118 acquired by the Company from third parties to settle interest and penalties on the contributions is being challenged in court. This occurred because the Federal Revenue authorities understand that tax credits must first be used to offset the assignor’s own debts, only transferring the excess to the assignee. This understanding, based solely on a REFIS Management Committee Resolution, edited subsequent to the Company’s enrollment in the Program, does not have a legal basis. In fact, the law which established the Program authorized, with no conditions, the purchase of third party tax credits for offset against own liabilities.

b) Civil Contingencies

b.1) Antitrust lawsuit involving Gerdau S.A. brought by two civil construction unions in the state of  São Paulo, alleging that Gerdau S.A. and other long steel producers in Brazil share customers amongst them, violating the antitrust legislation. After investigations carried out by the National Secretariat of Economic Law (SDE) and based on public hearings, the SDE is of the opinion that a cartel exists. This conclusion was also supported by an earlier opinion by the Secretariat for Economic Monitoring (SEAE). The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment.

However, the course of this lawsuit was suspended from May 2004 to August 16, 2005 due to a legal protection granted as a result of a new lawsuit brought by Gerdau S.A. with the purpose of annulling the administrative proceeding based on formal irregularities noted in its content. The annulment of the legal protection by the Federal Regional Court occurred as a result of appeals brought by CADE and the Federal Government.

Despite the request by Gerdau S.A. for the submission of evidence regarding the negative economic impact of the cartel, CADE judged the merits of the administrative proceedings on September 23, 2005 and, by a majority of votes, fined the Company and other long steel producers in an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding commenced, excluding taxes, for formation of a cartel. A request for amendment of judgment was made regarding this decision, which is still pending judgment.

It should be emphasized that, despite the CADE decision, the legal action brought by Gerdau S.A. follows its normal course and, at present, awaits judgment in the lower court. In the event the processual irregularities alleged by Gerdau are recognized by the court, the CADE decision may be annulled.

Just prior to the CADE decision, the Federal Public Ministry of the state of Minas Gerais issued a judgment in a Public Civil Action, based on the above mentioned SDE decision, and, without mentioning any new elements, alleged that the Company was involved in activities which contravened the antitrust legislation. Gerdau S.A. contested this allegation on July 22, 2005.

The Company denies having engaged in any type of anti-competitive conduct and believes, based on information available, including the opinion of its legal advisors, that the administrative process includes many irregularities, some of which are impossible to resolve. In relation to the merit of the process, Gerdau is certain that it did not practice the alleged conduct and, in this regard, its convictions are supported by renowned experts and the Company, consequently, believes in a reversion of this unfavorable outcome.

b.2) A civil lawsuit has been filed against Gerdau Açominas S.A. regarding the termination of a contract for the supply of slag and claiming indemnities for losses and damages. On March 31, 2006, the lawsuit amounted to approximately R$ 48,327. Gerdau Açominas S.A. contested all the bases for the lawsuit and filed a counterclaim for termination of the contract and indemnity for breach of contract. The judge declared the contract to be terminated, since this demand was common to both parties. With regards to the remaining discussion, the judge understood that both parties were at fault and judged the requests for indemnity to be unfounded. This decision was maintained by the Court of Civil Appeals of the State of Minas Gerais (TAMG), and the court decision is based on expert evidence and interpretation of the contract.

As regards the contract termination and the fact that the indemnity claimed by the supplier is not payable, the Court of Civil Appeals of the state of Minas Gerais confirmed the termination of the contract and granted the appeal by Gerdau Açominas to charge the supplier for the costs of removal of the slag, maintaining that the latter’s claim has no merit.

A Special Appeal was initially brought against TAMG’s decision, but its continuation was denied, and a Bill of Review was filed in which the Superior Court of Justice (STJ) determined that TAMG should complement the judgment challenged, which occurred in 2005. In this judgment, the previous decision was maintained and a new Special Appeal was filed, which was also denied. A new Bill of Review was filed, which was denied by the STJ in a decision published on October 18, 2005. Gerdau Açominas has not been notified of any subsequent appeal.

The Company believes that any loss is remote since it is of the opinion that any change in judgment is unlikely, as the judgment was based on the analysis of evidence and interpretation of the contract, which practically precludes the chances of success of the appeals by the supplier, which has been confirmed by the successive judgments against the supplier.

b.3) A civil lawsuit has been filed by Sul América Cia. Nacional de Seguros against Gerdau Açominas S.A. and Westdeustsche Landesbank Girozentrale, New York Branch (WestLB), for the payment of R$ 34,383 to settle an indemnity claim, which has been deposited in court.

The insurance company pleads doubt in relation to whom payment should be made and alleges that the Company is resisting receiving the payment and settling the matter. The lawsuit was contested both by the Bank (which claims having no right over the amount deposited and thus resolves the doubt raised by Sul América) and by the Company (which claims that there is no such doubt and that there is no justification to refuse payment since the amount owed by Sul América is higher than the amount involved in the lawsuit). Subsequently, Sul América claimed that there were flaws in the Bank’s representation, a matter that has already been settled, and the judicial deposit was withdrawn in December 2004. The lawsuit should enter the expert evidence phase for calculation of the amount due.

Based on the opinion of its legal advisors, the subsidiary expects a loss to be remote and that the sentence will declare the amount payable within the amount stated in the plea. Also, Gerdau Açominas S.A. filed, prior to this lawsuit, a lawsuit for the payment of the amount recognized by the insurance companies. The lawsuits are pending. The subsidiary expects a favorable outcome in this lawsuit.

The civil lawsuits arise from an accident on March 23, 2002 with the blast furnace regenerators of the Ouro Branco unit, which resulted in the stoppage of several activities, with material damages to the steel mill equipment and loss of profits. The equipment, as well as the loss of profits arising from the accident, was covered by an insurance policy. The report on the event, as well as the loss claim, was filed with IRB — Brasil Resseguros (Brazilian Reinsurance Institute), and an advance payment of R$ 62,000 was received in 2002.

In 2002, a preliminary and conservative estimate of indemnities related to the coverage of loss of profits and material damages, in the total amount of approximately R$ 110,000, was recorded, based on the amount of fixed costs incurred during the period of partial stoppage of the steel mill activities and the immediate expenses to be incurred to temporarily recover the equipment. This estimate approximates the advance amount received (R$ 62,000) plus the amount proposed by the insurance company as a complement to settle the indemnity (R$ 34,383). Subsequently, new amounts were added to the dispute as stated in the subsidiary’s plea, although not yet recorded. In addition to these amounts, the subsidiary also incurred other costs for the recovery of the damage resulting from the accident, as well as other related losses that were listed in its challenge to the lawsuit in progress and which will be confirmed during the discovery phase, when they will be recorded.

Based on the opinion of its legal advisors, the Company considers that losses from other contingencies that may affect the results of operations or the Company’s consolidated financial position are remote.

III) Contingent gains not recorded

a) Tax contingencies

a.1) The Company believes that the realization of certain contingent gains is possible. Among them is a court-order debt security issued in 1999 in the amount of R$ 26,580, arising from an ordinary lawsuit against the state of Rio de Janeiro for non-compliance with the Loan Agreement for Periodic Execution in Cash under the Special Industrial Development Program (PRODI). Due to the default by the state of Rio de Janeiro and the non-regulation of Constitutional Amendment 30/00 (which granted the government a ten-year moratorium for payment of securities issued to cover court-order debts not related to food), the realization of this credit is not expected in 2006 and the following years. For this reason, this gain is not recorded in the financial statements.

a.2) Also, the Company and its subsidiaries Gerdau S.A., Gerdau Açominas S.A. and Margusa - Maranhão Gusa S.A. expect to recover IPI premium credits. Gerdau S.A. and the subsidiary Margusa Maranhão Gusa S.A. have filed administrative appeals for recovery, which are pending judgment. With regards to the subsidiary Gerdau Açominas S.A., the proceedings were judged unfavorably. Currently, the process awaits judgment of the appeal filed by the subsidiary. The Company estimates the credits at R$ 394,002 (Consolidated). However, no accounting recognition has been made thereof because of uncertainty as to their realization.

IV) Assets previously considered contingent and recorded during the quarter

In February 2006, unappealable decisions were made recognizing that, in processes of certain subsidiaries, PIS and COFINS are not attributable to the revenues in excess of those deriving from invoicings. These decisions followed the ruling of the Superior Federal Court, which declared the unconstitutionality of § 1 of Art. 3 of Law 9718/98. Because these companies paid contributions on increased bases, they recognized credits in the amount of R$ 55,702 this quarter. The process for the Company itself has yet to be decided.

NOTE 20 — RELATED PARTIES

a) Analysis of loan balances

	Company		Consolidated
	3/31/2006	12/31/2005	3/31/2006	12/31/2005
Fundação Gerdau	—	—	1,767	294
Florestal Rio Largo S.A.	—	—	63	(119)
Metalúrgica Gerdau S.A.	—	—	177	137
GTL Financial Corp.	(92,682)	(101,144)	—	—
Santa Felicidade Ltda.	—	—	—	(6)
Gerdau Aços Longos S.A.	(3,368)	(227)	—	—
Gerdau Aços Especiais S.A.	364,499	—	—	—
Other	—	—	(4)	(4)
	268,449	(101,371)	2,003	302
Net financial income	17,892	9,625	5,269	27,874

b) Commercial transactions

	Company – 3/31/2006		Company – 12/31/2005
	Income	Accounts	Income	Accounts
	(expenses)	receivable	(expenses)	receivable
Banco Gerdau S.A.	94	2,430	373	2,336
Indac - Ind. Adm. e Comércio S.A. (*)	(1,538)	—	(6,145)	—
Grupo Gerdau Empreend. Ltda. (**)	—	—	(600)	—

(*) Guarantee payments for financing endorsements.

(**) Payment of royalties for using the Gerdau brand.

c) Guarantees granted — the Company is the guarantor for financing contracts of the subsidiaries Gerdau Açominas S.A., Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A. in the amounts of R$ 906,836, R$ 14,453 and R$ 9,985, respectively. Gerdau S.A. has tranted loan guarantees to GTL Spain totaling R$ 43,515. The Company is the guarantor of the jointly-owned subsidiary Dona Francisca S.A. for financing contracts of R$ 90,532, with its guarantee corresponding to its participation of 51,82% of the amount. The Company is also the guarantor for the Euro Commercial Paper operation of the subsidiary GTL Trade Finance Inc., in the amount of US$ 200 million, equivalent to R$ 434,480 at March 31, 2006. The Company is also the guarantor for securitization operations of the subsidiary Gerdau Açominas Overseas Ltda., in the amount of US$ 224,140, equivalent to R$ 486,921 at March 31, 2006. The subsidiaries Gerdau Açominas S.A. and Gerdau Comercial de Aços S.A. are  the guarantors of the vendor financing loan agreement of the associated company Banco Gerdau S.A., in the amounts of R$ 20,951 and R$ 13,753, respectively.

d) Royalties — The subsidiaries Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. provisioned royalties for the use of the Gerdau brand for the associated company Grupo Gerdau Empreendimentos Ltda in the amounts of R$ 4,857, R$ 8,572, R$ 1,358 and R$ 1,389, respectively.

NOTE 21 — POST-EMPLOYMENT BENEFITS

Considering all the benefits granted to employees by the Company and its subsidiaries, the assets and liabilities at March 31, 2006 are as follows:

	Consolidated
	3/31/2006	12/31/2005
Actuarial liabilites for pension plan – defined benefit	177,513	135,695
Actuarial liabilities for post-employment health plan	112,538	119,687
Liabilites for retirement benefits and discharge	9,435	8,396
Total liabilities	299,486	263,778

a)             Pension plan — defined benefit

The Company and other Group subsidiaries in Brazil are the co-sponsors of defined benefit pension plans that cover substantially all employees in Brazil (“Açominas Plan” and “Gerdau Plan”).

The Açominas Plan is managed by Fundação Açominas de Seguridade Social — Aços, a closed supplementary pension entity, and is intended to complement the social security benefits of employees and retired employees of the Ouro Branco unit of Gerdau Açominas S.A. The assets of the Açominas Plan mainly comprise investments in bank deposit certificates, federal public securities, marketable securities and properties.

The Gerdau Plan is managed by Gerdau - Sociedade de Previdência Privada, a closed supplementary pension entity, and is intended to complement the social security benefits of employees and retired employees of the Company at the other units of Gerdau Açominas S.A. and other subsidiaries in Brazil. The assets of the Gerdau Plan comprise investments in bank deposit certificates, federal public securities and marketable securities.

Also, the Canadian and American subsidiaries sponsor defined benefit plans (Canadian Plan and American Plan) that cover substantially all of their employees.

The Canadian and American plans are managed by CIBC Mellon and Wells Fargo, respectively, to complement the social security benefits of employees of Gerdau Ameristeel Corporation and its subsidiaries. The assets of the plans mainly comprise marketable securities.

The current expense of the defined benefit pension plans is as follows:

	Company		Consolidated
	3/31/2006	3/31/2005	3/31/2006	3/31/2005
Cost of current service	76	39	16,467	13,505
Interest cost	1,390	113	35,058	34,095
Expected return on plan assets	(4,304)	(197)	(52,275)	(45,072)
Amortization of past service costs	(962)	4	(807)	199
Amortization of unrecognized transitory obligation	—	—	102	117
Amortization of (gain) loss	45	(26)	1,957	255
Expected contribution from employees	—	—	(1,552)	(1,312)
Pension plan cost (benefit), net	(3,755)	(67)	(1,050)	1,787

b)             Pension plan — defined contribution

The Company and its subsidiaries in Brazil are also the co-sponsors of a defined contribution pension plan administered by Gerdau — Sociedade de Previdência Privada. Contributions are based on a percentage of the compensation of the employees.

The foreign subsidiary Gerdau AmeriSteel US Inc. has a defined contribution plan, the contributions to which are equivalent to 50% of the amount paid by the participants, limited to 4% of salary. The other companies do not have this type of pension plan.

The proportionally consolidated Aços Villares S.A. (40%) is the sponsor of a supplementary pension plan for its employees and managers, in the Free Benefits Generation Program (PGBL) model, managed by Bradesco Vida e Previdência S.A. PGBL is a defined contribution pension plan that allows the individual to accumulate financial resources during his or her professional career through the contributions of participating employees and the sponsor.

The contributions of each participant corresponds to approximately 7% of his/her respective salary, and the sponsor contributions are calculated based on the application of variable percentages ranging from 50%-200% of the participant contribution, based on the respective age group.

c)             Other post-employment benefits

The Company estimates that the amount payable to executives upon their retirement or discharge totals R$ 9,435 (Consolidated) at March 31, 2006 (R$ 8,396 at December 31, 2005 — Consolidated).

The Canadian and American Plans include, in addition to pension benefits, specific health benefits for employees who retire after a certain age and with a certain number of years of service. The Gerdau Ameristeel Corporation and its subsidiaries have the right to change or eliminate these benefits, and the contributions are based on actuarially calculated amounts.

The composition of the net periodic cost for the post-employment health benefits is as follows:

	Consolidated
	2006	2005
Cost of service	789	675
Interest cost	1,486	1,588
Amortization of past service cost	(178)	(154)
Amortization of (gain) loss	54	20
Net expense with post-employment health	2,151	2,129

NOTE 22 -  SHAREHOLDERS’ EQUITY

a) Capital stock — the authorized capital stock at March 31, 2006 totaled 400,000,000 ordinary shares (400,000,000 at December 31, 2005) and 800,000,000 preferred shares (800,000,000 at December 31, 2005), all with no par value, in accordance with the amendment approved at the Extraordinary General Meeting of shareholders held on December 30, 2005.

At March 31, 2006, 154,404,672 common shares (154,404,672 at December 31, 2005) and 290,657,361 preferred shares (290,657,361 at December 31, 2005) were subscribed and paid up, totaling a paid up capital of R$ 5,206,969 (R$ 5,206,969 at December 31, 2005). Preferred shares do not have voting rights and cannot be redeemed, but have the same rights as common shares in terms of profit sharing.

d) Treasury stock — at March 31, 2006 the Company had 1,909,104 preferred shares (3,045,695 at December 31, 2005) held in treasury, totaling R$ 37,768 (R$ 60,254 at December 31, 2005), of which 1,168,904 shares related to the share repurchase program announced on November 17, 2003, and 740,200 shares to the share repurchase program announced on May 30, 2005. The average cost of these shares is R$ 19.78, the lowest purchase price being R$ 14.36 and the highest R$ 25.21. These shares will be held in treasury for subsequent cancellation or to meet the Company’s “Long-term Incentive Program”. During the first quarter of 2006, the Group sold 1,136,591 shares with gains and losses recorded in a capital reserve and a reserve for investments and working capital, respectively.

NOTE 23 — PROFIT SHARING

a) The management profit sharing is limited to 10% of net income for the year, after income tax and management fees, as stated in the Company’s by-laws;

b) The employees’ profit sharing is linked to the attainment of operating goals and was charged to cost of production and general and administrative expenses, as applicable.

NOTE 24 — LONG-TERM INCENTIVE PLANS

I) Gerdau S.A.

The Extraordinary General Meeting of shareholders held on April 30, 2003 decided, based on a previously agreed plan and within the limit of the authorized capital, to grant options for the purchase of preferred shares to management, employees or persons who render services to the Company or its subsidiaries, and approved the formation of the Long-Term Incentive Program that represents a new form of compensation for the strategic executives of the Company. The options should be exercised in a maximum of five years after the grace period.

a) Summary of changes in the plan:

Year of grant	Price of year — R$	Grace period	Initial balance on 12/31/2005	Granted in the quarter	Exercised in the quarter	Final balance on 3/31/2006

2003	7.96	3 years	1,169,124		(1,126,665)	42,459
2003	7.96	5 years	815,472		—	815,472
2004	20.33	3 years	7,289		—	7,289
2004	20.33	5 years	482,263		—	482,263
2005	31.75	3 years	310,885		—	310,885
2005	31.75	5 years	424,404		—	424,404
2006	38.58	5 years		646,310		646,310
Total			3,209,437	646,310	(1,126,665)	2,729,082

As mentioned in Note 22b, the Company had a total of 1,909,104 preferred shares in treasury at March 31, 2006. These shares may be used for this plan.

b) Plan status on March 31, 2006:

	Grant
	2003	2004	2005	2006	Average
Total share purchase options granted	857,931	489,552	735,289	646,310
Price of year - R$(adjusted by bonuses)	7.96	20.33	31.75	38.58	23.84
Fair value of options at date of grant - R$per option (*)	2.48	5.77	5.31	14.95	6.79
Average term of option on the granting date (years)	3.8	4.9	3.9	5.0	4.31

(*) Calculated considering the model of Black-Scholes.

The percentage of dilution of interest that the current shareholders may experience if all options are exercised is approximately 0.5%.

II) Gerdau Ameristeel Corporation — (“Gerdau Ameristeel”)

Gerdau Ameristeel Corporation and its subsidiaries have stock compensation plans for their employees, as follows:

a) Former Co-Steel Plan

According to the terms of the Co-Steel Plan, the Stock-Based Option Plan, the company was authorized to grant purchase options to employees and directors up to the limit of 3,041,335 common shares. The exercise price was based on the closing price of the common shares in the market on the day prior to the issue of the option. The options have a maximum term of ten years and are granted during various periods, as determined by the administrator of the plan at the date of the grant, up to April 13, 2008.

b) Gerdau AmeriSteel US Inc. (“AmeriSteel”) Plans — (“AmeriSteel”)

According to the terms of the Transaction Agreement relating to the acquisition of Co-Steel, the minority shareholders of AmeriSteel exchanged their shares and stock options for shares and stock options of Gerdau Ameristeel at the ratio of 9.4617 shares and stock options for each share or stock option of AmeriSteel. This exchange occurred on March 31, 2003.

b.1) AmeriSteel Plan

AmeriSteel has a long-term incentive plan for the executive officers (the “AmeriSteel Plan) to ensure that the interests of the AmeriSteel senior management are in line with those of the AmeriSteel shareholders. The awards are determined by a formula based on the return on employed capital of AmeriSteel in a given year of the plan. The awards are granted and paid over a period of four years. The participants may choose payment in cash or in shares of AmeriSteel and Gerdau, and, if chosen, a premium of 25% is granted.

b.2) 2004 Stakeholder Plan

For the year ending December 31, 2004, the Gerdau Ameristeel Human Resources Committee established the long-term incentive plan of 2004 (the “2004 Stakeholder Plan”) based on the AmeriSteel Plan. The 2004 Stakeholder Plan was designed to award the executive officers with a share in the profits of Gerdau Ameristeel. The awards earned are granted and paid over a period of four years, based on the closing price of the Gerdau Ameristeel Shares in the New York Stock Exchange. A total award of approximately US$ 14,000 thousand (equivalent to R$ 37,161) was calculated at December 31, 2004 and was granted on March 1, 2005. This award is being provided for in accordance with the payment term established in the plan.

b.3) 2005 Stakeholder plan

For the year beginning January 1, 2005, the Human Resources Committee established the 2005 long-term incentive plan (the “2005 Stakeholder Plan). The 2005 Stakeholder Plan was established to award employees with bonuses based on attaining goals related to the return of capital invested. The bonuses will be granted at the end of the year in cash and/or options. The payment of the cash portion option will be made in the form of shares (phantom stock). The number of shares will be determined by the market price of the common share on the date of grant, based on the average negotiation price on the New York Stock Exchange. The shares will be paid in April of each year, at the rate of 25%, over a period of four years. The number of options granted to the participants is determined by dividing the portion of the bonus not paid in cash by the market value of the common share on the date of grant and indexed by a factor determined by the option value on the same date (the option value is determined by the Committee based on the Black Scholes model or other method). The options may be exercised at the rate of 25% p.a. during four years from the date of grant and prescribe after ten years. The maximum number of options that will be granted based on this plan is 6,000,000.

b.4) SAR Plan

In July 1999, the Board of Directors of AmeriSteel approved the SAR/Shares Purchase Plan (SAR Plan) available to basically all employees. The SAR Plan authorized the sale of 946,170 common shares to the employees during three offer periods, from July to September in 1999, 2002 and 2005. The employees who purchase the shares are rewarded with stock appreciation rights (SARs) equal to four times the number of shares purchased. SARs at market value were granted at the date of grant, determined on the basis of an independent appraisal at the end of the prior year. SARs can be exercised at 25% annually as from the date of grant, and may be exercised in up to ten years from the date of grant.

In July 2002, the Board of Directors of AmeriSteel approved the issue of new purchase options under the SAR Plan, which were granted to the executive directors, with the exercise price determined by the fair value at the date of grant. A total of 6,244,722 SARs were authorized and issued. One-third of all awarded options and common shares are vested two years as from the date of grant, and one-third after each subsequent two-year period.  The options may be exercised in up to ten years after the date of grant.

b.5) Equity ownership

In September 1996, the Board of Directors of AmeriSteel approved the Equity Ownership Plan of AmeriSteel Corporation (the “Equity Ownership” Plan), which grants common shares, purchase options for common shares and SARs. The maximum number of shares that may be issued under this plan is 4,152,286. AmeriSteel granted 4,667,930 incentive stock options and 492,955 common shares under the Equity Ownership Plan up to December 31, 2004. One-third of all options and common shares issued become vested two years from the date of the grant, and one-third after each subsequent two-year period. All grants were carried out at the market value of the common shares at the date of grant, determined on the basis of an independent appraisal at the end of the prior year. The options may be exercised over ten years as from the date of the grant.

b.6) Purchase plan

In May 1995, the Board of Directors of AmeriSteel approved an option/purchase plan (the “Purchase Plan”), available to essentially all employees. The employees who purchased shares were rewarded with options for six times the number of shares purchased. A total of 356,602 shares were sold under the Purchase Plan at a purchase price of US$ 1.12 per share. The options were granted at market value at the date of the grant, determined on the basis of an independent appraisal at the end of the prior year. A total of 2,139,612 options were granted under the Purchase Plan. No options are available for future grant. All options granted can already be exercised, which may occur over ten years as from the date of the grant.

The effect on net income for the year and shareholders’ equity would have been as follows had the expenses for the option plans of Gerdau S.A. and Gerdau Ameristeel Corporation been recorded:

	Company		Consolidated
	Net income	Shareholders' equity	Net income (**)	Shareholders' equity
Balances per financial statements (*)	680,015	8,731,467	832,456	8,731,467
Expense (*)	(1,338)	(7,117)	(1,338)	(12,378)
Proforma balances	678,677	8,724,350	831,118	8,719,089

(*) Calculated considering the fair value method (Black-Scholes model).

(**) The calculated net income includes the portion of the minority shareholders.

NOTE 25 — OTHER OPERATING INCOME

Other operating income (Consolidated) comprises mainly the amount of R$ 55,702 recorded following the favorable outcome of the litigation for incorrect payment of PIS (Social Integration Program) and Social Contribution on Revenues (COFINS), as detailed in Note 19.IV.

NOTE 26 — CALCULATION OF EBITDA

		Consolidated
	3/31/2006	3/31/2005
Gross profit	1,478,674	1,612,065
Selling expenses	(124,787)	(117,343)
General and administrative expenses	(436,957)	(292,629)
Depreciation and amortization	252,223	212,924
EBITDA
	1,169,153	1,415,017

NOTE 27 — INFORMATION BY GEOGRAPHICAL AREA AND BUSINESS SEGMENT

Information by geographic area:

	Geographic Area
	Brazil		South America (*)		North America		Europe	Consolidated
	3/31/2006	3/31/2005	3/31/2006	3/31/2005	3/31/2006	3/31/2005	3/31/2006	3/31/2006	3/31/2005
Net sales revenue	2,478,688	2,664,689	477,066	282,617	2,458,966	2,884,599	199,268	5,613,988	5,831,905
Cost of sales	(1,623,988)	(1,584,770)	(352,633)	(199,332)	(2,000,620)	(2,435,738)	(158,073)	(4,135,314)	(4,219,840)
Gross profit	854,700	1,079,919	124,433	83,285	458,346	448,861	41,195	1,478,674	1,612,065
Sales expenses	(108,695)	(106,407)	(13,806)	(1,374)	(1,938)	(9,562)	(347)	(124,787)	(117,343)
General and administrative expenses	(255,233)	(170,282)	(24,529)	(18,151)	(143,410)	(104,196)	(13,785)	(436,957)	(292,629)
Net financial income	403,616	(90,286)	(768)	(3,441)	(25,950)	(29,237)	(2,490)	374,408	(122,964)
Operating profit	762,013	804,440	82,304	57,732	285,828	306,991	24,511	1,154,656	1,169,163
Accumulated net income (**)	557,005	554,794	63,106	46,473	195,382	209,230	16,963	832,456	810,497
EBITDA (***)	645,692	933,788	108,012	71,281	381,967	409,948	33,482	1,169,153	1,415,017

( * ) Does not include operations in Brazil.

(**) Net profit in the period before minority shareholders' interest

(***) Profit before financial expenses, income tax and social contribution, and depreciation and amortization, as mentioned in Note 26.

The segments shown below correspond to the business units through which the Gerdau Executive Committee manages its operations: Aços Longos Brasil, Açominas (corresponding to the operations of the plants located in Ouro Branco, Minas Gerais), Specialty Steel, South America (excluding Brazilian operations) and North America (Gerdau Ameristeel):

	Business Segments
	Longos Brasil		Açominas Ouro Branco		Specialty Steel		South America (*)		North America		Consolidated
	31/03/2006	31/03/2005	31/03/2006	31/03/2005	31/03/2006	31/03/2005	31/03/2006	31/03/2005	31/03/2006	31/03/2005	31/03/2006	31/03/2005
Net Sales Revenue	1,341,389	1,747,365	748,748	644,018	587,819	273,306	477,066	282,617	2,458,966	2,884,599	5,613,988	5,831,905
Identifiable assets (**)	3,951,847	3,953,664	3,797,849	3,611,452	1,399,976	525,554	1,242,887	782,076	4,960,767	6,170,562	15,353,326	15,043,308
Capital expenditure	198,595	177,838	165,747	85,422	437,402	33,938	35,911	6,684	96,343	84,204	933,998	388,086
Depreciation / amortization	64,342	60,006	73,668	63,309	23,330	7,244	21,914	7,521	68,969	74,845	252,223	212,924

(*)                Does not include operations in Brazil.

(**)           Identifiable assets: Accounts receivable, inventories and fixed assets

NOTE 28 - SUPPLEMENTARY INFORMATION — CASH FLOWS

In order to permit additional analyses, the statement of cash flows, prepared using the indirect method, is being presented as supplementary information.

	Company		Consolidated
	3/31/2006	3/31/2005	3/31/2006	3/31/2005
NET INCOME FOR THE YEAR	680,015	694,814	832,456	810,497
Equity in the (earnings) losses of subsidiary and associated companies	(620,109)	(681,487)	197,228	(22,454)
Provision for credit risks	—	—	7,859	(6,608)
Gain (loss) on disposal of fixed assets	—	—	(11,479)	(42)
Gain (loss) on disposal/merger of investments	—	—	(144)	—
Monetary and exchange rate variations	(105,958)	777	(237,210)	38,225
Depreciation and amortization	—	—	252,223	212,924
Income tax and social contribution on net income	30,492	3,429	103,734	135,917
Interest on loans	44,478	30,311	156,375	111,301
Contingencies/ judicial deposits	9,919	—	22,450	517
Changes in trade accounts receivable	—	—	(334,439)	26,622
Changes in inventories		—	312,266	(61,884)
Changes in suppliers	(220)	539	(61,719)	(101,202)
Changes in operating activity accounts	(2,175)	(50,313)	(59,715)	61,589
Net cash provided by (used in) operating activities	36,442	(1,930)	1,179,885	1,205,402
Purchase/disposal of fixed assets	(370)	—	(498,032)	(394,144)
Increase in deferred charges	—	—	(3,343)	137
Acquisition/disposal of investments	—	—	(435,966)	(269)
Receipt of interest on own capital/profit distribution	194,787	283,683	—	—
Net cash provided by (used in) investing activities	194,417	283,683	(937,341)	(394,276)
Suppliers of fixed assets	—	—	(5,616)	(31,136)
Debentures	(45,633)	13,285	(40,046)	13,285
Receipt of financing for permanent assets		—	1,081,497	287,360
Amortization of financing for permanent assets		—	(771,598)	(374,615)
Payment of loan interest	(28,129)	—	(130,665)	(107,211)
Loans with associated companies	(350,390)	(27,740)	2,381	3,190
Capital increase/treasury shares	9,266	—	17,489	2,661
Payment of dividends/interest and profit sharing	(185,922)	(279,920)	(382,143)	(333,419)
Net cash provided by (used in) financing activities	(600,808)	(294,375)	(228,701)	(539,885)
Increase (decrease) in cash and cash equivalents	(369,949)	(12,622)	13,843	271,241
Cash and cash equivalents
At the beginning of the period	1,275,965	15,709	5,464,694	2,041,968
Changes in cash and cash equivalents	—	—	(165,592)	6,374
Opening balance of companies consolidated in the period	—	—	167,083	6,703
At the end of the period	906,016	3,087	5,480,028	2,326,286
Analysis of final cash and cash equivalents
Financial investments	905,972	2,626	4,252,446	2,034,030
Cash	44	461	1,227,582	292,256

NOTE 29 - SUBSEQUENT EVENTS

(a) On April 5, 2006, Gerdau Ameristeel Corporation signed an agreement for the purchase of all of the shares of Sheffield Steel Corporation, located in Sand Springs, Oklahoma (USA).

Sheffield Steel is a mini-mill that produces long steel, primarily rebar and bars, with annual sales of approximately 550,000 metric tons of finished products. Sheffield operates a melt shop and rolling mill in Sand Springs, Oklahoma, a smaller rolling mill in Joliet, Illinois, and three downstream operations in Kansas City and Sand Springs.

The amount to be paid for the purchase of all of the Sheffield shares, still subject to adjustments up to the date of the conclusion of the operation, is estimated at US$ 94 million (equivalent to R$ 204,200 at March 31, 2006), in addition to a net debt and certain long-term liabilities of approximately US$ 94 million (equivalent to R$ 204,200 at March 31, 2006). The agreement, still pending the approval of Sheffield shareholders and the U.S. market regulators and antitrust authorities, is scheduled for conclusion during the second quarter of 2006.

(b) On April 12, 2006, as a result of a meeting of the Board of Directors and a notice published on March 31, 2006, Gerdau S.A. increased its capital from R$ 5,206,969 to R$ 7,810,453, through the capitalization of revenue reserves, with the issue of new shares and a credit of 1 (one) bonus share for each group of 2 (two) shares owned on April 12, 2006, the reserve capitalization date, observing the type of share.

(c) On May 3, 2006, The Company’s Board of Directors decided on the proposal of the Executive Board of April 28, 2006, concerning the anticipation of dividends relative to the first quarter of this year to be paid as interest on own capital, which will be calculated and credited based on the positions of the shareholders on May 15, 2006 (R$ 0.30 per ordinary and preferred share). The payment is scheduled for May 25, 2006 and will constitute the anticipation of the minimum statuary dividend.

********************************

05.01 - Comments on the Quarterly Performance of the Company

The revenues of Gerdau S.A. arise basically from investments in subsidiary and associated companies. The amount of these investments at the end of March totaled R$ 9.6 billion. In the first quarter of 2006, these investments generated equity earnings to the Company of R$ 620.1 million.

From January to March 2006, the net income of Gerdau S.A. totaled R$ 680.0 million equivalent to R$ 1.53 per share.

This net income, basically arising from equity on investments in subsidiary and associated companies, was 5.9% superior to that of the fourth quarter of 2005.

Shareholders’ equity at March 31, 2006 amounted to R$ 8.7 billion, equivalent to R$ 19.70 per share.

At the end of the quarter, the Company presented the following financial and economic data:

1st quarter /06
Equity earnings - R$thousand	620,105
Net income - R$thousand	680,015
Net income per share - R$	1.53

3/31/06
Capital - R$thousand	5,206,969
Shareholders’ equity - R$thousand	8,731,467
Book value per share - R$	19,70

Dividends relating to the first quarter of 2006 will be paid on May 25, 2006, in the amount of R$ 199.4 million. This total corresponds to R$ 0.30 per share held on May 15, 2006.

The Board of Directors’ Meeting held on March 31, 2006 approved a share dividend of 50% on the shares held by shareholders on April 12, 2006, the date of the transaction, resulting from the capitalization of the reserves for investments and working capital in the amount of R$ 2.6 billion. The cost attributed to the new shares was R$ 11.70 per share and the number of shares issued increased from 445.1 million to 667.6 million.

The activity in Gerdau S.A. (GGBR) shares on the São Paulo Stock Exchange (Bovespa) during the quarter amounted to R$ 2.7 billion, the same volume as that of the first quarter of 2005. From January to March 2006, the average daily negotiation of preferred shares was R$ 39.7 million (R$ 39.6 million in the first quarter of 2005). 79,032 trades were carried out, a decrease of 8.8% (86,677 in the first three months of 2005), and 59.8 million shares were traded, practically the same volume as in the first quarter of 2005.

Transactions in ADRs of Gerdau S.A. (GGB) on the New York Stock Exchange (NYSE) totaled US$ 1.5 billion in the first quarter of 2006, 105.1% higher than that of the same quarter in 2005 and equivalent to a daily average of US$ 23.7 million (11.8 million in 2005). 68.9 million shares were traded against 40.5 million in the same period of the prior year.

21.6 thousand preferred shares of Gerdau S.A. (XGGB) were traded during the first quarter on the Madrid Stock Exchange (Latibex), 58.8% higher than the number for the same quarter of 2005. These negotiations totaled € 384.1 million in the first three months of 2006, compared to € 182.8 million in the same period of the prior year.

In order to comply with CVM Instruction 381/2003, Gerdau S.A. informs that PricewaterhouseCoopers Auditores Independentes, the provider of external audit services to the Company, did not render any non-audit services during the first quarter of 2006.

06.01 - Consolidated Balance Sheet - Assets (R$ thousands)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2006	4 - 12/31/2005
1	Total assets	23,067,947	21,879,186
1.01	Current assets	12,346,547	12,129,178
1.01.01	Cash and banks	1,227,582	1,185,495
1.01.02	Credits	6,902,746	6,538,769
1.01.02.01	Trade accounts receivable	2,373,062	2,059,806
1.01.02.02	Tax credits	277,238	199,764
1.01.02.03	Financial investments	4,252,446	4,279,199
1.01.03	Inventories	3,777,117	4,018,629
1.01.03.01	Finished products	1,420,452	1,656,123
1.01.03.02	Work in process	691,218	585,014
1.01.03.03	Raw materials	1,108,034	1,017,732
1.01.03.04	Storeroom materials	438,299	596,350
1.01.03.05	Advances to suppliers	67,509	76,391
1.01.03.06	Imports	104,448	126,951
1.01.03.07	Provision for obsolescence	(52,843)	(39,932)
1.01.04	Other	439,102	386,285
1.01.04.01	Other accounts receivable	196,687	141,779
1.01.04.02	Deferred income tax and social contribution on net income	155,367	151,678
1.01.04.03	Deferred expenses	87,048	92,828
1.02	Long-term receivables	1,093,263	882,798
1.02.01	Sundry credits	0	0
1.02.02	Receivables from related companies	2,003	302
1.02.02.01	Associated companies	0	302
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related companies	2,003	0
1.02.03	Other	1,091,260	882,496
1.02.03.01	Tax credits	258,297	242,792
1.02.03.02	Judicial deposits and other	57,192	42,674
1.02.03.03	Deferred income tax and social contribution on net income	504,135	442,076
1.02.03.04	Deferred expenses	60,376	68,754
1.02.03.05	Financial investments	59,448	0
1.02.03.06	Other	151,812	86,200
1.03	Permanent assets	9,628,137	8,867,210
1.03.01	Investments	359,252	112,668
1.03.01.01	In associated companies	0	0
1.03.01.02	In subsidiaries	0	0
1.03.01.03	Other	359,252	112,668
1.03.02	Fixed assets	9,203,147	8,693,501
1.03.02.01	Land, buildings and structures	3,812,989	3,461,929
1.03.02.02	Machinery, equipment and installations	9,620,598	8,599,988
1.03.02.03	Furniture and fixtures	132,568	135,014
1.03.02.04	Vehicles	84,158	69,152
1.03.02.05	Electronic data equipment/rights/licenses	412,731	332,139
1.03.02.06	Construction in progress	1,731,634	1,889,512
1.03.02.07	Forestation/reforestation	262,488	250,528
1.03.02.08	Accumulated depreciation	(6,854,019)	(6,044,761)
1.03.03	Deferred charges	65,738	61,041

06.02 - Consolidated Balance Sheet - Liabilities and Shareholders’ Equity (R$ thousands)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2006	4 - 12/31/2005
2	Total liabilities and shareholders’ equity	23,067,947	21,879,186
2.01	Current liabilities	4,291,674	4,189,108
2.01.01	Loans and financing	1,453,053	1,327,248
2.01.02	Debentures	1,690	2,719
2.01.03	Suppliers	1,673,397	1,675,464
2.01.04	Taxes, charges and contributions	455,831	306,067
2.01.05	Dividends payable	0	208,774
2.01.06	Provisions	0	0
2.01.07	Payables to related companies	0	0
2.01.08	Other	707,703	668,836
2.01.08.01	Salaries payable	202,424	268,898
2.01.08.02	Deferred income tax and social contribution on net income	226,962	86,879
2.01.08.03	Other accounts payable	278,317	313,059
2.02	Long-term liabilities	7,881,284	7,549,558
2.02.01	Loans and financing	5,431,091	5,352,420
2.02.02	Debentures	1,065,644	969,043
2.02.03	Provisions	0	0
2.02.04	Payables to related companies	0	0
2.02.05	Other	1,384,549	1,228,095
2.02.05.01	Provision for contingencies	274,101	192,194
2.02.05.02	Deferred income tax and social contribution on net income	497,615	525,428
2.02.05.03	Other accounts payable	313,347	246,695
2.02.05.04	Benefits to employees	299,486	263,778
2.03	Deferred income	0	0
2.04	Minority interest	2,163,522	2,098,334
2.05	Shareholders’ equity	8,731,467	8,042,186
2.05.01	Paid-up capital	5,206,969	5,206,969
2.05.02	Capital reserves	376,794	376,684
2.05.02.01	Investments	342,910	342,910
2.05.02.02	Special reserve - Law 8200/91	21,487	21,487
2.05.02.03	Other	12,397	12,287
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	2,467,689	2,458,533
2.05.04.01	Legal	465,063	465,063
2.05.04.02	Statutory	2,002,626	1,993,470
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other	0	0
2.05.05	Retained earnings/accumulated deficit	680,015	0

07.01 - Consolidated Statement of Income (R$ thousands)

Code	Description	3 - 1/1/2006 to 3/31/2006	4 - 1/1/2006 to 3/31/2006	5 - 1/1/2005 to 3/31/2005	6 - 1/1/2005 to 3/31/2005
3.01	Gross sales and/or service revenues	6,616,947	6,616,947	6,928,795	6,928,795
3.02	Deductions	(1,002,959)	(1,002,959)	(1,096,890)	(1,096,890)
3.02.01	Taxes on sales	(629,998)	(629,998)	(689,555)	(689,555)
3.02.02	Freights and discounts	(372,961)	(372,961)	(407,335)	(407,335)
3.03	Net sales and/or service revenues	5,613,988	5,613,988	5,831,905	5,831,905
3.04	Cost of sales and/or services rendered	(4,135,314)	(4,135,314)	(4,219,840)	(4,219,840)
3.05	Gross profit	1,478,674	1,478,674	1,612,065	1,612,065
3.06	Operating expenses/income	(324,018)	(324,018)	(442,902)	(442,902)
3.06.01	Selling	(124,787)	(124,787)	(117,343)	(117,343)
3.06.02	General and administrative expenses	(436,957)	(436,957)	(292,629)	(292,629)
3.06.03	Financial	374,408	374,408	(122,964)	(122,964)
3.06.03.01	Financial income	298,808	298,808	60,879	60,879
3.06.03.02	Financial expenses	75,600	75,600	(183,843)	(183,843)
3.06.04	Other operating income	63,041	63,041	67,580	67,580
3.06.05	Other operating expenses	(2,495)	(2,495)	0	0
3.06.06	Equity in the earnings of subsidiary and associated companies	(197,228)	(197,228)	22,454	22,454
3.07	Operating profit	1,154,656	1,154,656	1,169,163	1,169,163
3.08	Non-operating results	11,846	11,846	172	172
3.08.01	Income	14,337	14,337	172	172
3.08.02	Expenses	(2,491)	(2,491)	0	0
3.09	Profit before taxes and profit sharing	1,166,502	1,166,502	1,169,335	1,169,335
3.10	Provision for income tax and social contribution on net income	(258,368)	(258,368)	(300,394)	(300,394)
3.11	Deferred income tax	(70,528)	(70,528)	(51,451)	(51,451)
3.12	Statutory profit sharing and contributions	(5,150)	(5,150)	(6,993)	(6,993)
3.12.01	Profit sharing	(5,150)	(5,150)	(6,993)	(6,993)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.14	Minority interest	(152,441)	(152,441)	(115,683)	(115,683)
3.15	Net income for the period	680,015	680,015	694,814	694,814
	Number of shares (thousands), excluding treasury stock	443,153	443,153	295,135	295,135
	Net income per share	1.53449	1.53449	2.35422	2.35422
	Loss per share

08.01—Comments on the Consolidated Performance

Production and Sales

•      The production of crude steel (slabs, blooms and billets) totaled 3.7 million tons in the first quarter of 2006, 8.6% higher than the volume produced in the fourth quarter of 2005.

•      The production of rolled products reached 3.0 million tons in the quarter surpassing by 7.1% the volume of the last three months of 2005.

•      In the chart and tables below we present the evolution in the volumes produced for each region where Gerdau has operations.

Production (1,000 metric tons)	1Q06	1Q05	Variation 1Q06/1Q05	4Q05	Variation 1Q06/4Q05
Crude Steel (slabs, blooms and billets)
Brazil	1,732	1,790	(3.3)%	1,696	2.1%
North America	1,672	1,606	4.1%	1,532	9.2%
South America	242	116	110.2%	194	24.7%
Europe	71	—	—	—	—
Total	3,717	3,512	5.8%	3,422	8.6%

Rolled Products
Brazil	1,102	973	13.3%	1,040	6.0%
North America	1,585	1,568	1.0%	1,533	3.4%
South America	287	126	127.6%	267	7.4%
Europe	69	—	—	—	—
Total	3,043	2,667	14.1%	2,840	7.1%

•      Consolidated sales in the first quarter of the year totaled 3.7 million tons, 9.5% higher than those of the fourth quarter of 2005. The highlight of the period was the recovery of demand in the Brazilian domestic market and in North America.

Consolidated Shipments(1) (1,000 metric tons)	1Q06	1Q05	Variation 1Q06/1Q05	4Q05	Variation 1Q06/4Q05
Brazil
Domestic market	980	866	13.2%	854	14.8%
Exports	627	722	(13.1)%	680	(7.8)%
Total	1,607	1,588	1.3%	1,534	4.8%

Abroad
North America	1,671	1,631	2.4%	1,505	11.0%
South America	335	155	116.7%	331	1.4%
Europe	78	—	—	—	—
Total	2,084	1,786	16.6%	1,836	13.5%

Consolidated Total	3,691	3,374	9.4%	3,370	9.5%

(1)             Excluding shipments to subsidiaries

•      The improvements in demand throughout the first quarter in Brazil, especially in civil construction, permitted a growth of 14.8% in sales to clients in the country (980.4 thousand tons).

•      With this performance, exports, excluding shipments to subsidiaries abroad, attained 627.1 thousand tons, 7.8% lower than those of the fourth quarter of 2005.

•      Including shipments to subsidiaries abroad, exports maintained at a strong pace in the quarter. Volumes shipped reached 736.1 thousand tons and generated revenues of US$ 286.6 million.

•      In consolidated terms, the sales volumes of the units abroad added to exports out of Brazil represented 73.4% of the consolidated volume for the first quarter of 2006.

Results

•      Consolidated Net Revenues for the first quarter of 2006 reached R$ 5.6 billion, 14.9% higher than that of the fourth quarter of 2005. This performance is the result of the increase in shipments, especially in Brazil and in North America, and the consolidation of 40% of the results generated by Corporación Sidenor, Spain.

•      The Gerdau companies abroad and the exports from Brazil contributed with 65.1% to the consolidated net revenues for the first quarter of 2006.

Net Sales Revenue (R$ millions)	1Q06	1Q05	Variation 1Q06/1Q05	4Q05	Variation 1Q06/4Q05
Brazil	2,479	2,665	(7.0)%	2,247	10.3%
North America	2,459	2,884	(14.8)%	2,238	9.9%
South America	477	283	68.8%	401	18.9%
Europe	199	—	—	—	—
Total	5,614	5,832	(3.7)%	4,886	14.9%

•      Gross Profit reached R$ 1.5 billion in the first quarter. This allowed for a gross margin of 26.3% in the period, remaining at the same level as in the fourth quarter of the previous year. In South America — except Brazil — the reduction in margins is explained in part by the increase in scrap prices in some regions. In consolidated terms, however, the improvement in margins in North America fully compensated this increase in scrap costs.

•      Selling, general and administrative expenses totaled R$ 561.7 million in the first quarter of 2006, 22.8% higher than those of the fourth quarter 2005. Sales expenses,

in particular, presented a reduction of 12.6%, as a result of the decrease in exports which generated fewer expenses with port fees. General and administrative expenses increased by 38.8%, basically for three reasons: a) increase in the cost of long term incentives for Gerdau Ameristeel employees in the amount of R$ 55.4 million; b) consolidation of 40% of Corporación Sidenor, Spain, for a total of R$ 21.6 million; c) increase of R$ 16.2 million in royalties for the use of the Gerdau brand name, resulting from a recent appraisal of the value that the brand adds to the business, which was conducted by an appraisal company that is the international reference in evaluating brands and defining licensing fees.

EBITDA (R$ millions)	1Q06	1Q05	Variation 1Q06/1Q05	4Q05	Variation 1Q06/4Q05
Brazil	646	934	(30.8)%	603	7.1%
North America	382	410	(6.8)%	334	14.4%
South America	108	71	52.1%	99	9.1%
Europe	33	—	—	—	—
Total	1,169	1,415	(17.4)%	1,036	12.8%

•      EBITDA (gross profit less selling, general and administrative expenses, plus depreciation and amortization) in the first quarter this year reached R$ 1.2 billion, 12.8% higher than that in the last quarter of 2005. The EBITDA margin (EBITDA divided by net revenues) was 20.8%, remaining at levels comparable to those of the fourth quarter of last year.

•      From January through March the financial results (financial expenses less financial revenues) was positive by R$ 374.4 million. Excluding gains from foreign exchange variations, due to the impact of the appreciation of the real vis-à-vis the US dollar in the period on indebtedness in foreign currency (R$ 242.5 million), and with monetary variations (R$ 3.2 million), net financial expenses totaled R$ 128.7 million in the quarter.

EBITDA (R$ millions)	1Q06	1Q05	Variation 1Q06/1Q05	4Q05	Variation 1Q06/4Q05
Gross profit	1,479	1,612	(8.3)%	1,289	14.7%
Cost of sales	(125)	(117)	6.3%	(143)	(12.6)%
General/administrative expenses	(437)	(293)	49.3%	(315)	38.8%
Depreciation & amortization	252	213	18.5%	205	23.2%
EBITDA	1,169	1,415	(17.4)%	1,036	12.8%
Net financial expenses (excluding foreign exchange and monetary variations)	129	(88)	—	(10)
Foreign exchange and monetary variations	246	(35)	—	(209)
EBITDA	1,544	1,292	19.5%	817	89.0%

•      In the first quarter, R$ 60.5 million was recorded with Other Operating Revenues, resulting, principally, from a favourable final verdict obtained by Gerdau Açominas S.A. in a lawsuit on the improper collection of PIS taxes, based on Decree-laws 2.445/88 and 2.449/88.

•      The appreciation of the real vis-à-vis the US dollar in the quarter had a negative impact on the investments Gerdau has abroad. This resulted in a negative equity adjustment of R$ 197.2 million in the quarter. This total includes fiscal incentives and goodwill amortized in the period.

•      Net income for the first quarter of 2006 reached R$ 832.5 million, 14.0% higher than that of the fourth quarter of 2005. The net margin remained at approximately 15.0% in both quarters.

Net income (R$ millions)	1Q06	1Q05	Variation 1Q06/1Q05	4Q05	Variation 1Q06/4Q05
Brazil	557	555	0.4%	461	20.7%
North America	195	209	(6.6)%	207	(5.6)%
South America	63	46	35.7%	62	2.1%
Europe	17	—	—	—	—
Total	832	810	2.7%	730	14.0%

Investments

•      Investments in fixed assets in the quarter totaled US$ 223.1 million, destined mostly to the increase of installed capacity in several units in Brazil and abroad.

•      It should be mentioned that in the month of March the assets of two industrial units were acquired in the United States. The first one was Callaway Building Products, in Knoxville, Tennessee, a supplier of civil construction cut and bent reinforcing concrete bars. The second was Fargo Iron and Metal Company, located in Fargo, North Dakota, a storage and scrap processing facility and service provider to industries and civil construction companies.

•      On April 5, Gerdau signed a purchase agreement for the acquisition of Sheffield Steel Corporation, of Sand Springs, Oklahoma, in the USA.

•      Sheffield is a mini-mill producer of long common steel, namely concrete reinforcing bars and merchant bars. It has one melt shop and one rolling mill in Sand Springs, Oklahoma, one rolling mill in Joliet, Illinois, and three transformation units in Kansas City and Sand Springs.

•      The cost of the operation was estimated at US$ 104 million, plus a net debt and some long term liabilities of approximately US$ 84 million, for a total of US$ 188 million.

•      The acquisition should be finalized in the second quarter of 2006.

•      The acquisition of the 40% stake in Corporación Sidenor, the largest long specialty steel producer, forged parts and foundry in Spain and one of the major producers of forged parts by stamping in that country, was completed on January 11, 2006. The investment totaled € 185.3 million.

Indebtedness

•      Net Debt (loans and financing plus debentures, less cash and cash equivalents) at March 31, 2006 was R$ 2.4 billion, 10.3% higher than that at December 31, 2005, due to the consolidation of 40% of the operations in Spain.

•      Considering the total debt (loans, financing and debentures, less cash and cash equivalents), 18.3% was short term (R$ 1.4 billion) and 81.7% long term (R$ 6.5 billion).

•      On March 31, 2006, the gross debt was composed of 24.7% in local currency, 46.2% in foreign currency contracted by companies in Brazil and 29.1% in other currencies contracted by foreign subsidiaries.

•      The main indicators of Gerdau companies’ indebtedness at the end of March were the following:

Ratios	03.31.2006		03.31.2005		12.31.2005
Net debt / Total net capitalization	17,8%		32.6%		17.7%
Gross Debt / EBITDA(1)	1.7	x	1.1	x	1.6	x
Net Debt / EBITDA(1)	0.5	x	0.7	x	0.4	x

1 — Last twelve months

•      On March 31, 2006, cash and cash equivalents totaled R$ 5.5 billion, of which R$ 2.2 billion (38.9%) were indexed to foreign currencies, mainly the US dollar.

Indebtedness (R$ millions)	03.31.2006	03.31.2005	12.31.2005
Short term
Domestic Currency - Brazil	245	206	228
Foreign Currency — Brazil	400	641	350
Companies Abroad	809	765	752
Total	1,454	1,612	1,330

Long Term
Domestic Currency - Brazil	1,717	1,406	1,497
Foreign Currency — Brazil	3,276	1,679	3,245
Companies Abroad	1,504	1,701	1,579
Total	6,497	4,786	6,321

Gross Debt	7,951	6,398	7,651
Cash & Cash Equivalents	5,539	2,326	5,465

Net Debt	2,412	4,072	2,186

•      The amortization schedule for the long term debt, including debentures, on March 31, 2006 was as follows:

Year	R$ millions
2007	1,016
2008	857
2009	571
2010	526
2011 and after	3,527
Total	6,497

09.01 - Investments in Subsidiary and/or Associated Companies

1 - ITEM	2 - COMPANY NAME	3 - CNPJ	4 - CLASSIFICATION	5 - % OF INVESTEES CAPITAL	6 - % OF SHARE HOLDERS’ EQUITY OF INVESTOR
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES FOR THE QUARTER (THOUSANDS)		9 - NUMBER OF SHARES IN THE PRIOR QUARTER (THOUSANDS)
01	Gerdau Intern. Empreend. Ltda.	87.040.598/0001-20	Non-public Subsidiary	72.08	27.39
Commercial, industrial and other			1,919,769	1,919,769
03	Gerdau Açominas S.A.	17.227.422/0001-05	Non-public Subsidiary	89.35	34.06
Commercial, industrial and other			160,712	160,712
04	Gerdau Aços Longos S.A.	07.358.761/0001-69	Non-public Subsidiary	89.35	28.81
Commercial, industrial and other			160,712		160,712

10.01 - Characteristics of Public or Private Issue of Debentures

1 - ITEM	01
2 - ORDER NUMBER	03
3 - CVM REGISTRATION NUMBER	DCA-82/018
4 - CVM REGISTRATION DATE	7/29/1982
5 - ISSUED SERIES	A
6 - TYPE OF ISSUANCE	SIMPLE
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	6/1/1982
9 - MATURITY DATE	6/1/2011
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF REMUNERATION IN EFFECT	CDI
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	183.85
14 - ISSUED AMOUNT (thousands of reais)	13.237
15 - NUMBER OF ISSUED DEBENTURES (UNIT)	72,000
16 - OUTSTANDING DEBENTURES (UNIT)	45,827
17 - TREASURY DEBENTURES (UNIT)	26,173
18 - REDEEMED DEBENTURES (UNIT)	0
19 - CONVERTED DEBENTURES (UNIT)	0
20 - DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	9/19/2002
22 - DATE OF THE NEXT EVENT	6/1/2011

1 - ITEM	02
2 - ORDER NUMBER	03
3 - CVM REGISTRATION NUMBER	DCA-82/019
4 - CVM REGISTRATION DATE	8/11/1982
5 - ISSUED SERIES	B
6 - TYPE OF ISSUANCE	SIMPLE
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	6/1/1982
9 - MATURITY DATE	6/1/2011
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF REMUNERATION IN EFFECT	CDI
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	183.85
14 - ISSUED AMOUNT (thousands of reais)	13,237
15 - NUMBER OF ISSUED DEBENTURES (UNIT)	72,000
16 - OUTSTANDING DEBENTURES (UNIT)	13,875
17 - TREASURY DEBENTURES (UNIT)	58,125
18 - REDEEMED DEBENTURES (UNIT)	0
19 - CONVERTED DEBENTURES (UNIT)	0
20 - DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	9/19/2002
22 - DATE OF THE NEXT EVENT	6/1/2011

1 - ITEM	03
2 - ORDER NUMBER	07
3 - CVM REGISTRATION NUMBER	DCA-82/024
4 - CVM REGISTRATION DATE	2/28/1982
5 - ISSUED SERIES	1
6 - TYPE OF ISSUANCE	SIMPLE
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	7/1/1982
9 - MATURITY DATE	7/1/2012
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF REMUNERATION IN EFFECT	CDI
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	183.85
14 - ISSUED AMOUNT (thousands of reais)	12,575
15 - NUMBER OF ISSUED DEBENTURES (UNIT)	68,400
16 - OUTSTANDING DEBENTURES (UNIT)	51,776
17 - TREASURY DEBENTURES (UNIT)	16,624
18 - REDEEMED DEBENTURES (UNIT)	0
19 - CONVERTED DEBENTURES (UNIT)	0
20 - DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	9/19/2002
22 - DATE OF THE NEXT EVENT	7/1/2012

1 - ITEM	04
2 - ORDER NUMBER	08
3 - CVM REGISTRATION NUMBER	DCA-82/004
4 - CVM REGISTRATION DATE	12/23/1982
5 - ISSUED SERIES	1
6 - TYPE OF ISSUANCE	SIMPLE
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	11/1/1982
9 - MATURITY DATE	5/2/2013
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF REMUNERATION IN EFFECT	CDI
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	183.85
14 - ISSUED AMOUNT (thousands of reais)	33,086
15 - NUMBER OF ISSUED DEBENTURES (UNIT)	179,964
16 - OUTSTANDING DEBENTURES (UNIT)	122,586
17 - TREASURY DEBENTURES (UNIT)	57,378
18 - REDEEMED DEBENTURES (UNIT)	0
19 - CONVERTED DEBENTURES (UNIT)	0
20 - DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	9/19/2002
22 - DATE OF THE NEXT EVENT	5/2/2013

1 - ITEM	05
2 - ORDER NUMBER	09
3 - CVM REGISTRATION NUMBER	DCA-83/044
4 - CVM REGISTRATION DATE	8/8/1983
5 - ISSUED SERIES	1
6 - TYPE OF ISSUANCE	SIMPLE
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	5/1/1983
9 - MATURITY DATE	9/1/2014
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF REMUNERATION IN EFFECT	CDI
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	183.85
14 - ISSUED AMOUNT (thousands of reais)	23,099
15 - NUMBER OF ISSUED DEBENTURES (UNIT)	125,640
16 - OUTSTANDING DEBENTURES (UNIT)	85,024
17 - TREASURY DEBENTURES (UNIT)	40,616
18 - REDEEMED DEBENTURES (UNIT)	0
19 - CONVERTED DEBENTURES (UNIT)	0
20 - DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	9/19/2002
22 - DATE OF THE NEXT EVENT	9/1/2014

1 - ITEM	06
2 - ORDER NUMBER	11
3 - CVM REGISTRATION NUMBER	DEB-90/041
4 - CVM REGISTRATION DATE	9/3/1990
5 - ISSUED SERIES	A
6 - TYPE OF ISSUANCE	SIMPLE
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	6/1/1990
9 - MATURITY DATE	6/1/2020
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF REMUNERATION IN EFFECT	CDI
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	693.78
14 - ISSUED AMOUNT (thousands of reais)	52,034
15 - NUMBER OF ISSUED DEBENTURES (UNIT)	75,000
16 - OUTSTANDING DEBENTURES (UNIT)	46,578
17 - TREASURY DEBENTURES (UNIT)	28,422
18 - REDEEMED DEBENTURES (UNIT)	0
19 - CONVERTED DEBENTURES (UNIT)	0
20 - DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	9/19/2002
22 - DATE OF THE NEXT EVENT	6/1/2020

1 - ITEM	07
2 - ORDER NUMBER	11
3 - CVM REGISTRATION NUMBER	DEB-91/004
4 - CVM REGISTRATION DATE	1/8/1991
5 - ISSUED SERIES	B
6 - TYPE OF ISSUANCE	SIMPLE
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	6/1/1990
9 - MATURITY DATE	6/1/2020
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF REMUNERATION IN EFFECT	CDI
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	693.78
14 - ISSUED AMOUNT (thousands of reais)	52,034
15 - NUMBER OF ISSUED DEBENTURES (UNIT)	75,000
16 - OUTSTANDING DEBENTURES (UNIT)	24,714
17 - TREASURY DEBENTURES (UNIT)	50,286
18 - REDEEMED DEBENTURES (UNIT)	0
19 - CONVERTED DEBENTURES (UNIT)	0
20 - DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	9/19/2002
22 - DATE OF THE NEXT EVENT	6/1/2020

Corporate Governance - Level 1

In compliance with the Regulations for Differentiated Practices of Corporate Governance (Level 1), we present below tables showing the shareholdings of all those who hold more than 5% of the voting capital, directly or indirectly, down to the level of individual holdings.

POSITION AS OF 4/13/2006

GERDAU S.A. - CNPJ No. 33.611.500/0001-19
- Capital: R$ 7,810,452,785.28
OWNERSHIP

	NUMBER OF SHARES
	COMMON		PREFERRED		TOTAL
SHAREHOLDER	NUMBER OF SHARES	%	NUMBER OF SHARES	%	NUMBER OF SHARES	%

METALURGICA GERDAU S/A	175,393,446	75.73	109,421,797	25.10	284,815,243	42.67
STA.FELICIDADE COM. EXP.DE PRODs. SID. LTDA	—	—	14,317,722	3.28	14,317,722	2.14
OTHER CONTROLLING SHAREHOLDERS	17,104,761	7.39	6,004,882	1.38	23,109,643	3.46
OUTSTANDING SHARES IN THE MARKET	39,108,801	16.88	303,377,984	69.58	342,486,785	51.30
TREASURY SHARES	—	—	2,863,656	0.66	2,863,656	0.43
TOTAL	231,607,008	100.00	435,986,041	100.00	667,593,049	100.00

METALÚRGICA GERDAU S/A - CNPJ No. 92.690.783/0001-09
- CAPITAL: R$ 3,744,000,000.00
OWNERSHIP

	NUMBER OF SHARES
	COMMON		PREFERRED		TOTAL
SHAREHOLDER	NUMBER OF SHARES	%	NUMBER OF SHARES	%	NUMBER OF SHARES	%

INDAC - IND.ADM.E COM.S/A	18,294,979	29.33	—	—	18,294,979	9.78
GRUPO GERDAU EMPREEND.LTDA	15,951,127	25.57	7,777	0.01	15,958,904	8.53
GERSUL EMPREEND.IMOBS.LTDA	3,618,699	5.80	—	—	3,618,699	1.93
FUNDO PARTICIPAÇÃO SOCIAL FPS	1,008,891	1.62	14,918,407	11.96	15,927,298	8.51
OTHER CONTROLLING SHAREHOLDERS	23,502,896	37.68	107,656,200	68.30	131,159,096	70.09
TREASURY SHARES	—	—	2,170,800	1.74	2,170,800	1.16
TOTAL	62,376,592	100.00	124,753,184	100.00	187,129,776	100.00

SANTA FELICIDADE COM., IMP. E EXP. DE PRODUTOS SIDERÚRGICOS LTDA - CNPJ No. 78.566.288/0001-53
- CAPITAL: R$ 550.894.025,00
OWNERSHIP

	TOTAL
QUOTAHOLDER	NUMBER OF QUOTAS	%

METALURGICA GERDAU S/A	550,893,875	100.00
GRUPO GERDAU EMPREENDIMENTOS LTDA	150	0,00
SUBTOTAL	550,894,025	100.00
OTHER	—	0,00
TOTAL	550,894,025	100.00

INDAC - INDÚSTRIA, ADMINISTRAÇÃO E COMÉRCIO S/A - CNPJ No. 92.690.817/0001-57

- CAPITAL: R$ 350,000,000.00

OWNERSHIP

	NUMBER OF SHARES
	COMMON		PREFERRED		TOTAL
SHAREHOLDER	NUMBER OF SHARES	%	NUMBER OF SHARES	%	NUMBER OF SHARES	%
CINDAC - EMPREEND.E PART.S/A	468,383,161	100.00	936,766,147	100.00	1,405,149,308	100.00
OTHER	—	—	175	0.00	175	0.00
TOTAL	468,383,161	100.00	936,766,322	100.00	1,405,149,483	100.00

GRUPO GERDAU EMPREENDIMENTOS LTDA - CNPJ No. 87.153.730/0001-00

- CAPITAL: R$ 115.143.000,00

OWNERSHIP

	TOTAL
QUOTAHOLDER	NUMBER OF QUOTAS	%
INDAC - INDUSTRIA, ADMINISTRAÇÃO E COMÉRCIO S.A.	64,130,258	55.70
AÇOTER PARTICIPAÇÕES LTDA	36,405,773	31.62
OTHER	14,606,969	12.69
TOTAL	115,143,000	100.00

GERSUL EMPREENDIMENTOS IMOBILIÁRIOS LTDA - CNPJ No. 89.558.555/0001-67

- CAPITAL: R$ 237.952.707,00

OWNERSHIP

	TOTAL
QUOTAHOLDER	NUMBER OF QUOTAS	%
INDAC - INDÚSTRIA, ADMINISTRAÇÃO E COMÉRCIO S/A	237,952,482	100.00
OTHER	225	0.00
TOTAL	237,952,707	100.00

AÇOTER PARTICIPAÇÕES LTDA - CNPJ No. 02.290.525/0001-34

- CAPITAL: R$ 60,350,000.00

OWNERSHIP

	TOTAL
QUOTAHOLDER	NUMBER OF QUOTAS	%
INDAC - INDÚSTRIA, ADMINISTRAÇÃO E COMÉRCIO S/A	17,266,860	28.61
GERSUL - EMPREENDIMENTOS IMOBILIÁRIOS LTDA	43,083,136	71.39
OTHER	4	0.00
TOTAL	60,350,000	100.00

CINDAC - EMPREENDIMENTOS E PARTICIPAÇÕES S/A - CNPJ No. 89.550.883/0001-17

- CAPITAL: R$ 300,000,000.00

OWNERSHIP

	NUMBER OF SHARES
	COMMON		PREFERRED		TOTAL
SHAREHOLDER	NUMBER OF SHARES	%	NUMBER OF SHARES	%	NUMBER OF SHARES	%
STICHTING GERDAU JOHANNPETER	202,154,204	100.00	—		202,154,204	100.00
TOTAL	202,154,204	100.00	—		202,154,204	100.00

STICHTING GERDAU JOHANNPETER

- Nationality - Dutch

NAME OF MANAGERS AND BENEFICIARIES	PARTICIPATION	%
GERMANO HUGO GERDAU JOHANNPETER	Manager and Beneficiary	25.00
KLAUS GERDAU JOHANNPETER	Manager and Beneficiary	25.00
JORGE GERDAU JOHANNPETER	Manager and Beneficiary	25.00
FREDERICO CARLOS GERDAU JOHANNPETER	Manager and Beneficiary	25.00
		100.00

In compliance with the Regulations for Differentiated Practices of Corporate Governance (Level 1), we present below tables showing the number and characteristics of the shares issued by the Company and which are held, directly or indirectly, by the Controlling Shareholder, Management, Audit Board Members, and the Board of Directors.

POSTION AS OF 3/31/2006

GERDAU S.A. - CNPJ No. 33.611.500/0001-19

- Capital: R$ 7,810,452,785.28

ONWNERSHIP

Shareholder	Common	%	Preferred	%	Total	%
Controlling shareholder	183,003,747	79.01	125,214,857	28.72	308,218,604	46.17

Management
Board of Directors	—	—	39,677	0.01	39,677	0.01
Executive Directors	17,653	0.01	375,893	0.09	393,546	0.06

Audit Board	—	—	350	0.00	350	0.00

Treasury shares	—	—	2,863,656	0.66	2,863,656	0.43

Other shareholders	48,585,608	20.98	307,491,608	70.53	356,077,216	53.34

Total	231,607,008	100.00	435,986,041	100.00	667,593,049	100.00

Outstanding shares in the market	48,585,608	20.98	307,491,958	70.53	356,077,566	53.34

POSTION AS OF 4/12/2006

GERDAU S.A. - CNPJ No. 33.611.500/0001-19

- Capital: R$ 5,206,968,523,52

OWNERSHIP

Shareholder	Common	%	Preferred	%	Total	%
Controlling shareholder	122,013,647	79.02	82,903,625	28.52	204,917,272	46.04

Management
Board of Directors	—	—	5,436	0.00	5,426	0.00
Executive Directors	1,332	0.00	102,903	0.04	104,235	0.02

Audit Board	—	—	34,188	0.01	34,188	0.01

Treasury shares	—	—	2,359,800	0.81	2,359,800	0.53

Other shareholders	32,389,693	20.98	205,251,409	70.62	237,641,102	53.40

Total	154,404,672	100.00	290,657,361	100.00	445,062,033	100.00

Outstanding shares in the market	32,391,025	20.98	205,393,936	70.67	237,784,961	53.43

In compliance with the Regulations for Differentiated Practices of Corporate Governance (Level 1), we present below tables showing the number of outstanding shares in the market and their percentage in relation to total shares issued.

POSITION AS OF 4/13/2006

GERDAU S.A. - CNPJ No. 33.611.500/0001-19

- Capital: R$ 7,810,452,785.28

OWNERSHIP

	NUMBER OF SHARES
	COMMON		PREFERRED		TOTAL
SHAREHOLDER	NUMBER OF SHARES	%	NUMBER OF SHARES	%	NUMBER OF SHARES	%
METALURGICA GERDAU S/A	175,393,446	75.73	109,421,797	25.10	284,815.243	42.66
STA.FELICIDADE COM. EXP.DE PRODs. SID. LTDA	—	—	14,317,722	3.28	14,317,722	2.14
BNDESPAR PAT SA BNDESPAR	17,104,761	7.39	6,004,882	1.38	23,109,643	3.46
OTHER	39,108,801	16.89	303,377,984	69.58	342,486,785	51.30
TREASURY SHARES		—	2,863,656	0.66	2,863,656	0.43
TOTAL	231,607,008	100.00	435,986,041	100.00	667,593,049	100.00

17.01 - Report of Independent Accountants on Limited Reviews - Without Exceptions

(A free translation of the original in Portuguese)

Report of Independent Accountants
on Limited Reviews

To the Board of Directors and Shareholders
Gerdau S.A.

1                     We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Gerdau S.A. and of Gerdau S.A. and its subsidiaries for the quarters ended March 31, 2006 and 2005. This information is the responsibility of the Company’s management. The review of the interim accounting information of the jointly-owned indirect subsidiaries Gallatin Steel Company and Aços Villares S.A. were conducted by other independent accountants and our report, insofar as it relates to the income derived therefrom, equivalent to 7.36% of the profit before taxes of Gerdau S.A. and 8.11% of the profit before taxes and minority interests of Gerdau S.A. and its subsidiaries for the quarter ended March 31, 2006 (March 31, 2005 — 7.4% and 6.7%, respectively), and to the assets proportionally consolidated as of that date, equivalent to 4.53% of the total consolidated assets (March 31, 2005 — 3.1%), is based solely on the review of these other accountants.

4                     Our reviews were carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company and its subsidiaries with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Company and its subsidiaries.

5                     Based on our limited reviews, and on the review of the other independent accountants, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

4                     Our reviews were conducted with the purpose of issuing a report on the Quarterly Information (ITR) referred to in paragraph 1 taken as a whole. The statement of cash flows, presented to provide additional information on the Company and its subsidiaries, is not required as an integral part of the Quarterly Information (ITR). The statement of cash flows was submitted to the review procedures mentioned in paragraph 2, and, based on our reviews and on the review of other independent accountants, we are not aware of any material modifications that should be made for it to be fairly presented, in all material respects, in relation to the Quarterly Information (ITR), taken as a whole.

5                     The Quarterly Information (ITR) also includes accounting information for the quarter ended December 31, 2005. We audited such information at the time it was prepared, in connection with the audit of the financial statements as of and for the year then ended, on which we issued an unqualified opinion dated February 21, 2006.

Rio de Janeiro, May 3, 2006.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 “F” RJ

Carlos Alberto de Sousa
Contador CRC 1RJ056561/O-0

Contents

GROUP	EXHIBIT	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company mail address)	1
01	04	GENERAL INFORMATION/INDEPENDENT ACCOUNTANTS	1
01	05	CAPITAL COMPOSITION	2
01	06	CHARACTERISTICS OF THE COMPANY	2
01	07	COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	SUBSCRIBED CAPITAL AND ALTERATIONS DURING THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY	5
03	01	STATEMENT OF INCOME	6
04	01	NOTES TO THE QUARTERLY INFORMATION	7
05	01	COMMENTS ON THE QUARTERLY PERFORMANCE OF THE COMPANY	53
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	55
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY	57
07	01	CONSOLIDATED STATEMENT OF INCOME	58
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE	59
09	01	INVESTMENTS IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES	65
10	01	CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURE	66
16	01	OTHER INFORMATION THE COMPANY CONSIDERS SIGNIFICANT	73
17	01	REPORT OF INDEPENDENT ACCOUNTANTS ON LIMITED REVIEWS	77